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04035966

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kelda Group plc

*CURRENT ADDRESS Western House, Halifax Road
Bradford BD6 2SZ

**FORMER NAME Yorkshire Water PLC

**NEW ADDRESS SAME

FILE NO. 82- 2782 FISCAL YEAR 3-31-2003

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☒

12G32BR (REINSTATEMENT) ☒ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [illegible]

DATE: 7-30-04

PROCESSED

AUG 04 2004

THOMSON FINANCIAL

KeldaGroup

Kelda Group plc
Notice of annual general meeting 2003

Including explanatory notes

To be held at 11am on Thursday 31 July 2003 at the York Barbican Centre.

Explanatory notes on the business to be transacted at the annual general meeting

Accounts (Resolution 1)
The directors of the company are obliged to lay the company's annual accounts before the company in a general meeting.

A financial information desk will be provided at the annual general meeting to answer any shareholder's detailed questions relating to the annual report and accounts.

Remuneration Report (Resolution 2)
The full text of the report can be found on pages 33 to 37 of the annual report and accounts. It sets out the company's policy towards and gives details of, directors remuneration and other relevant information.

Dividend (Resolution 3)
A final dividend of 18.19p per ordinary share is recommended by the directors for payment on 1 October to shareholders on the register at the close of business on 29 August 2003. A final dividend can only be paid after it has been approved by the shareholders at a general meeting and resolution 3 seeks such approval.

Re-election of director (Resolution 4)
Article 105 of the articles of association of the company requires a proportion of the directors to retire at each annual general meeting. At this annual general meeting Mr Roberts will retire by rotation and will seek re-election, which is recommended by the directors.

Election of directors (Resolutions 5 and 6)
As Mr Schmidt and Mr Towers were appointed by the board subsequent to the date of the last annual general meeting, they are required by article 87 of the company's articles of association to retire at the annual general meeting. The directors recommend that Mr Schmidt and Mr Towers be elected as directors and resolutions 5 and 6 propose those elections.

Re-appointment of auditors (Resolution 7)
The company is required to appoint auditors at each annual general meeting which accounts are laid, to hold office until the next such meeting. The present auditors, Ernst & Young LLP, are willing to continue in office for a further year and this resolution proposes their re-appointment and, in accordance with standard practice, authorises the directors to determine the auditors' remuneration.

Purchase of ordinary shares (Resolution 8)
In certain circumstances it may be advantageous for the company to purchase its own ordinary shares and resolution 8 seeks authority to do this. On 9 June 2003, in connection with a proposal by Terra Firma Investments to acquire the issued share capital of Waste Recycling Group plc, the company announced its intention to return to its shareholders up to approximately £74m of the proceeds from the transaction by means of an on-market share buyback programme. This resolution specifies the maximum number of shares which may be acquired (approximately 10% of the company's issued share capital) and minimum and maximum prices at which they may be bought.

Long Term Incentive Plan (Resolution 9)
Full details of the Long Term Incentive Plan 2003, as proposed to be adopted are given in the circular to shareholders which is enclosed.

Kelda Group plc

Notes

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him or her. **Proxies are not entitled to speak at the meeting.** A proxy need not be a member of the company. Completion of a proxy form will not preclude a member from attending and voting at the meeting in person. Proxy forms must be deposited at the office of the registrar, Northern Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield, HD8 0JQ not less than 48 hours before the time for holding the meeting. A pre-paid envelope is enclosed for this purpose.

2. You may register your voting directions electronically by contacting **www.northernregistrars.co.uk**, where full details of the procedures are given (see note 3 for deadlines). If you return more than one proxy appointment, either by paper or electronic communication, that received last by the registrar before the latest time for the receipt of proxies will take precedence. You are advised to read the terms and conditions of the form of proxy carefully.

3. The appointment of a proxy, and the original or fully certified copy of the power of attorney or other authority (if any) under which it is signed or authenticated, should be (a) deposited with the company's registrar, at the address shown on the proxy form or received via the registrar's website, no later than 11am on 29 July 2003, or 48 hours before the time for holding any adjourned meeting or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, or (b) lodged using the CREST proxy voting service - see note below.

4. CREST members who wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service may do so for the agm to be held on 31 July 2003 and any adjournment(s) thereof by using the procedures described in the CREST manual. All messages, relating to the appointment of a proxy or instruction to a previously appointed proxy, which are to be transmitted through CREST must be received by Northern Registrars (ID R024) no later than the close of business on Tuesday 29 July 2003, or, if the meeting is adjourned, close of business on the day The company may treat as valid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5. In accordance with Regulation 41 of the Uncertified Securities Regulations 2001, only those shareholders registered in the register of members of the company as at 6pm on 29 July 2003 or, if the meeting is adjourned, 6pm on the date which is two days prior to the day fixed for the adjourned meeting shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6pm on 29 July 2003 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

6. The register of directors' interests (including interests of their immediate families) in the share capital of the company together with copies of directors' service contracts with the company, and the rules of the Kelda Group Long-Term Incentive Plan are available for inspection by shareholders during business hours at the registered office of the company on any weekday (Saturday and public holidays excepted) from the date of this notice until the date of the annual general meeting and will also be available for inspection at the York Barbican Centre from 10am on the day of the annual general meeting until the conclusion of the meeting. A copy of the draft rules of the Kelda Group Long Term Incentive Plan 2003 as proposed to be adopted will be available for inspection by shareholders at the registered office of the company and at the offices of New Bridge Street Consultants, 20 Little Britain, London EC1A 7DH during normal working hours on any weekday excluding public holidays from the date of this notice up to and including the date of the annual general meeting and will also be available for inspection at the annual general meeting.

By order of the board
Philip Hudson, Group Company Secretary
5 June 2003
Registered Office
Western House, Halifax Road, Bradford BD6 2SZ
Registered in England and Wales. No 2366627

Explanatory notes on the business to be transacted at the annual general meeting

Accounts (Resolution 1)
The directors of the company are obliged to lay the company's annual accounts before the company in a general meeting.

A financial information desk will be provided at the annual general meeting to answer any shareholder's detailed questions relating to the annual report and accounts.

Remuneration Report (Resolution 2)
The full text of the report can be found on pages 33 to 37 of the annual report and accounts. It sets out the company's policy towards and gives details of, directors remuneration and other relevant information.

Dividend (Resolution 3)
A final dividend of 18.19p per ordinary share is recommended by the directors for payment on 1 October to shareholders on the register at the close of business on 29 August 2003. A final dividend can only be paid after it has been approved by the shareholders at a general meeting and resolution 3 seeks such approval.

Re-election of director (Resolution 4)
Article 105 of the articles of association of the company requires a proportion of the directors to retire at each annual general meeting. At this annual general meeting Mr Roberts will retire by rotation and will seek re-election, which is recommended by the directors.

Election of directors (Resolutions 5 and 6)
As Mr Schmidt and Mr Towers were appointed by the board subsequent to the date of the last annual general meeting, they are required by article 87 of the company's articles of association to retire at the annual general meeting. The directors recommend that Mr Schmidt and Mr Towers be elected as directors and resolutions 5 and 6 propose those elections.

Re-appointment of auditors (Resolution 7)
The company is required to appoint auditors at each annual general meeting which accounts are laid, to hold office until the next such meeting. The present auditors, Ernst & Young LLP, are willing to continue in office for a further year and this resolution proposes their re-appointment and, in accordance with standard practice, authorises the directors to determine the auditors' remuneration.

Purchase of ordinary shares (Resolution 8)
In certain circumstances it may be advantageous for the company to purchase its own ordinary shares and resolution 8 seeks authority to do this. On 9 June 2003, in connection with a proposal by Terra Firma Investments to acquire the issued share capital of Waste Recycling Group plc, the company announced its intention to return to its shareholders up to approximately £74m of the proceeds from the transaction by means of an on-market share buyback programme. This resolution specifies the maximum number of shares which may be acquired (approximately 10% of the company's issued share capital) and minimum and maximum prices at which they may be bought.

Long Term Incentive Plan (Resolution 9)
Full details of the Long Term Incentive Plan 2003, as proposed to be adopted are given in the circular to shareholders which is enclosed.

Biographies of directors seeking election/re-election

Derek Franklyn Roberts aged 60, was appointed a non-executive director of the company in September 1996. His early career was spent with Royal Insurance Company Limited. He joined Huddersfield Building Society in 1972 as Insurance Services Manager, and became Development Manager in 1976. In 1982 on the formation of Yorkshire Building Society he was appointed Assistant General Manager, Marketing, progressing to Chief Executive in 1987. He retired as Chief Executive in 1996 but was invited to return as Chairman in January 1997, a position he retired from in 2001.

He is currently the Chairman of Kelda Group Pension Trustees Limited, and a non-executive director of Yorkshire Water Services Limited. He was formerly a non-executive director of BWD Securities Plc.

He has been active in numerous charity activities and in rural and urban initiatives within Yorkshire.

Richard Kramer Schmidt aged 59, was appointed an executive director in September 2002. After graduating from Tulane University, USA in civil engineering and environmental engineering, he earned a doctorate in environmental engineering from the University of Texas. He started his career at Ecodyne Corporation where he held a number of successively senior executive positions before co-founding and becoming President and Chief Executive Officer of Gundle Environmental Systems; an AMEX listed company based in Houston. Prior to joining Aquarion in 1985, he was President and Chief Operating Officer at Mechanical Technology Inc, a New York based company. He is currently responsible for all Kelda's North American operations as President and Chief Executive Officer, a position he has held since February 2000.

He is actively involved in a number of local business and community initiatives in Connecticut, where he resides.

Martin George Towers aged 50, was appointed an executive director in March 2003. A chartered accountant and economics graduate of Leeds University, he spent his early career with Coopers Lybrand (now PricewaterhouseCoopers) working in Australia as well as the UK. He joined Ward White Group plc in 1982, became Group Financial Controller in 1986, and subsequently in 1990 director of finance of Boots The Chemist. During the 1990's he held finance director positions with McCarthy & Stone plc, The Spring Ram Corporation plc, Allied Textiles Group plc; joining Kelda Group plc from Yorkshire Group plc in 2003.

Kelda Group plc

Shareholder information

Electronic communications with shareholders
Legislation has now been passed which allows for electronic communication between companies and their shareholders. We would like to take advantage of this and, in conjunction with our registrar, Northern Registrars Limited, have put in place the necessary facilities.

By logging on to our website at www.keldagroup.com and selecting, firstly, the **Investor Relations** link then **Shareholder Services** and thereafter the appropriate option, you will be able to:

(a) check details of your shareholding and obtain an indicative value for your holding; and

(b) elect to be made aware via the internet of communications from the company, which you will then be able to view on the company's website.

(a) Check details of your shareholding
Direct access to the information held for you on the share register, including number of shares held and recent share movements, can be obtained via the internet. Various forms can also be downloaded making it easier for you to make changes to information recorded on the register.

(b) To elect to be notified by e-mail of shareholder communications
Before you register, you will be asked to agree to the Terms and Conditions for Electronic Communication with Shareholders. It is important that you read these Terms and Conditions carefully as they set out the basis on which electronic communications will be sent to you. This facility is purely voluntary, and you will continue to receive company reports and agm/egm information from us by post.

To submit your proxy vote electronically
Shareholders can give their proxy instruction on-line before company general meetings. This can be done by accessing our registrars' website www.northernregistrars.co.uk and following the instructions given there.

You will need your unique Company Code, Stock Code and Password when prompted, which are printed on the front of the proxy form.

The computerised link allows you to change your proxy instruction up to 48 hours prior to the meeting. If required, confirmation that a proxy has been logged electronically can be requested.

Kelda Group plc

General information

Attending the meeting
If you wish to attend the meeting you should bring with you the attendance form, which is attached to the form of proxy. If you appoint a proxy other than the Chairman of the meeting, please ensure that your proxy brings with him or her some form of identification to the meeting.

Arrangements for the meeting
The meeting starts at 11am and the doors to the Barbican Centre will be open from 10am. The Barbican Centre has wheelchair access. There will be sign language presenters, and an induction loop is available. Guide dogs will also be allowed in. If you require other specific facilities to be made available at the meeting please call 0800 919303.

How to get to the Barbican Centre
The map to the right shows where the Barbican Centre is situated. Car parking facilities will be available free of charge adjacent to the Barbican Centre on Kent Street. There are regular bus and train services to York. The railway station is approximately 20 minutes walk from the Barbican Centre.



A19
A64
A1237
A1036
A19
A59
York
A1079
A1079
A1237
A1036
A19
Fulford
A64
Barbican Centre
A64
Bishopthorpe
A19



Lord Mayors Walk
Monkgate
Foss Bank
Gillygate
Bootham
Layerthorpe
MINSTER
BOOTHAM BAR
MONK BAR
Aldwark
Low Petergate
Museum Street
RIVER OUSE
Leeman Road
Parliament Street
Colliergate
Stonebow
Coney Street
York Barbican Centre
Foss Islands Road
RAILWAY STATION
Station Rd.
Rougier Street
OUSE BRIDGE
Coppergate
Micklegate
CLIFFORDS TOWER
Piccadilly
Walmgate
Queen Street
MICKLEGATE BAR
Skeldergate
Tower Street
WALMGATE BAR
Paragon St.
Hull Road
A1079
Blossom Street
Nunnery Lane
Tower Street
Barbican Road
Kent Street
Tadcaster Road
Scarcroft Road
Bishopgate Street
Fishergate
Heslington Road
Cemetery Road
RIVER OUSE
Fulford Rd.
A19
Bishopthorpe Road

Security
There may be security checks at the entrance. We ask you not to bring any cameras, laptop computers, or recording equipment with you and that any mobile phones are switched off during the meeting.

Annual general meeting results
The results of the voting will be available on the company's website at www.keldagroup.com.

Further information about the meeting
If you have any questions about the annual general meeting please call the shareholder information office on 0800 919303.

If you require a copy of this mailing on audio cassette, please contact the shareholder information office.

You can also view this document together with the annual report and accounts on the company's website at www.keldagroup.com.

Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
www.keldagroup.com

Kelda Group plc
Notice of annual general meeting 2003 (continued)

KeldaGroup

Including explanatory notes

This document is a continuation of the 'notice of annual general meeting 2003' enclosed with this mailing and should be read in conjunction with that document.

The appointment of Mr Christopher Charles Fisher as a non executive director of Kelda Group plc ('the company') was announced by the company on 30 June 2003. Under the articles of association of the company, Mr Fisher is obliged to retire at the annual general meeting next following his appointment.

Full biographical details of Mr Fisher are set out below.

Resolution

10. To elect C C Fisher as a director of the company.

Explanatory note on the election of Mr Fisher

As Mr Fisher was appointed by the board subsequent to the date of the last annual general meeting, he is required by article 87 of the company's articles of association to retire at the annual general meeting. The directors recommend that Mr Fisher be elected as a director and resolution 10 proposes this election.

Biographical details of Mr Fisher

Christopher Charles Fisher, aged 49, was appointed a non executive director on 30 June 2003. He has over twenty years international experience of advising on corporate strategy and finance as an investment banker at Lazard, where he was a managing director until earlier this year.

He has recently been appointed senior adviser at Montagu Private Equity. He is also a non executive director of Yates Group plc, a trustee of the Imperial War Museum and a member of the Council of Reading University.

General notes

The company completed the printing of the remainder of the notice of annual general meeting 2003 prior to the announcement of Mr Fisher's appointment, and was therefore unable to include the resolution as set out, in that document. You are able to register your vote on Resolution 10 by either completing the enclosed form of proxy and returning to our registrars or electronically by contacting **www.northernregistrars.co.uk**. Further instructions on how to vote are given on the form of proxy and page 3 of the notice of annual general meeting.

By order of the board
Philip Hudson, Group Company Secretary
30 June 2003
Kelda Group plc
Registered Office:
Western House, Halifax Road, Bradford BD6 2SZ
Registered in England & Wales No. 2366627

Kelda Group plc
Attendance form

KeldaGroup

Company Code	Stock Code	Password
[00000YW]	[0000001]	[25265363]

You will need to quote the above if you choose to submit your proxy electronically (see note 5)

HILLEP01

Mrs P J Hiller
Holt House Farm
Long Line
Ringinglow
Sheffield
S11 7TW

SAMPLE

31132

The annual general meeting of Kelda Group plc will be held at 11am on Thursday 31 July 2003 at the York Barbican Centre, Barbican Road, York YO10 4NT. If you wish to attend please sign this form, bring it with you and hand it in on your arrival. This will facilitate your entry to the meeting.

Signature..

Notes on the Form of Proxy

1. In the case of joint holdings the signature of any registered holder who tenders a vote (whether in person or by proxy) shall be accepted to the exclusion of the other joint holders. For this purpose seniority shall be determined by the order in which names stand in the register of members.
2. If you wish to appoint a proxy other than the Chairman you should delete the words "the Chairman of the Meeting or", insert your own choice in the space provided and initial the amendment. A proxy need not be a member of the company.
3. Please indicate by marking "X" in the appropriate space how you wish your vote to be cast. Unless so instructed the proxy will vote or abstain as he/she thinks fit. If you select 'discretionary' or fail to select any of the given options your proxy can vote as he or she chooses or can decide not to vote at all. The proxy can also do this on any other resolution that is put to the meeting.
4. To be valid this proxy must be lodged at the offices of the company's registrars not later than 48 hours before the time fixed for holding the Meeting, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of such power or authority. Or in the case of CREST members, by using the CREST electronic proxy appointment service. CREST members should refer to note 4 in the notice of annual general meeting enclosed with this form of proxy in relation to the submission of a proxy appointment via CREST.
5. To register your proxy electronically, log on to our registrar's website at **www.northernregistrars.co.uk** and follow the instructions. You will need to input the Company Code, Stock Code and Password as printed above. To be valid, your proxy must be lodged no later than 48 hours before the time fixed for holding the Meeting. Do not show these details to anyone else, unless you wish them to give proxy instructions on your behalf.

PLEASE DETACH ALONG DOTTED LINE

KELDA GROUP PLC
Form of Proxy
Annual general meeting to be held at 11am on Thursday 31 July 2003

HILLEP01

Mrs P J Hiller
Holt House Farm
Long Line
Ringinglow
Sheffield
S11 7TW

Resolutions	For	Against	*Vote Withheld	Discretionary
1. Directors' report and accounts				
2. Directors' remuneration report				
3. Declaration of a final dividend				
4. Re-election of D F Roberts				
5. Election of R K Schmidt				
6. Election of M G Towers				
7. Re-appointment and remuneration of auditors				
8. Purchase of ordinary shares				
9. Long Term Incentive Plan				
10. Election of C C Fisher				

* The vote withheld option is provided to enable you to abstain on any particular resolution however it should be noted that a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of the votes "For" and "Against" a resolution.

You may register your proxy either by completing and returning this form using the envelope provided, or electronically on our registrar's website. If you wish to register your proxy electronically, please refer to note 5 above.

I/We being a member/members of the above named company entitled to attend and vote at the annual general meeting hereby appoint the Chairman of the Meeting or (see note 2)..
....
as my/our proxy to vote for me/us on my/our behalf at the annual general meeting of the company to be held at 11am on 31 July 2003 and any adjournment thereof and in respect of the resolutions set out in the notice of annual general meeting to vote as indicated above (note 3).

Signature..(see notes 1 and 4)

Date..

Kelda Group plc
Annual report & accounts 2003

KeldaGroup

Contents

KeldaGroup

Group structure

Yorkshire Water
Yorkshire Water is Kelda's main UK subsidiary, providing water and waste water services to more than 4.7 million people and 140,000 businesses.

It was recently ranked second in Ofwat's Overall Performance Assessment which compares the levels of service provided by the UK's ten major water and sewerage companies.

Every day the company supplies more than 1.3 billion litres of high quality water to homes and businesses in Yorkshire, making it one of the ten largest water companies in the world.

Through the efficient operation of its extensive network of sewers and waste water treatment works it also ensures that the region's domestic and industrial waste is returned safely to the environment.

Aquarion
Aquarion is now one of the ten largest investor owned water companies in the US and the largest privately owned utility in New England.

Following Aquarion's acquisition of four water companies in April 2002, it now provides water to 213,000 homes and businesses – the equivalent of approximately 677,000 people – in 52 communities in Connecticut, New York, Massachusetts and New Hampshire.

Over the past 12 months, Aquarion has developed its contract operations business, and has been awarded the waste water contract in its home town of Bridgeport.

Loop Customer Management
Loop specialises in customer relationship management.

As well as operating customer contact centres in Bradford, West Yorkshire, and Bangor, North Wales, it also offers a full financial collection service, from billing and payment processing to reminders and in-house debt recovery services.

The company's main contract is to provide customer service support to Yorkshire Water, however it has recently secured a number of new contracts for a series of high profile public sector and retail organisations.

KeyLand Developments
KeyLand Developments is responsible for managing, developing and disposing of the group's surplus property assets, either on its own or in partnership with outside organisations.

AQUARION

Financial highlights

Turnover: group and share of associates and joint ventures (£m)


2003
838.1
2002
799.8
2001
774.6
group
associates and joint ventures

Operating profit: group and share of associates and joint ventures (£m)


2003
277.1
2002
265.3
2001
238.9
group
associates and joint ventures

Group profit before taxation and exceptional items (£m)


2003
175.2
2002
162.7
2001
152.3

Adjusted earnings per share (excluding deferred tax) (p)


2003
42.4
2002
39.1
2001
34.7

Group profit before taxation (£m)


2003
164.3
2002
197.1
2001
156.4

Dividend per share (p)


2003
26.05
2002
25.50
2001
24.80

Chairman's statement

Strong operational and financial performance in the Yorkshire Water business and the successful acquisitions in the US by Aquarion contributed to growth in profit before tax and exceptional items of 7.7%.

The final year results maintained and improved the good start made in the first half. In total, profit before tax and exceptional items of £175.2m was up 7.7% on prior year. The underlying adjusted earnings per share excluding deferred tax were 42.4p per share an 8.4% increase on prior year. The main source of the improved result was an excellent second half performance from Yorkshire Water with further cost and capital efficiencies which at the same time delivered best ever drinking water compliance, environmental and customer service outputs.

The Kelda balance sheet remains strong with gearing of 50%. An opportunity was taken in the year to increase long term debt with a successful offering of £300m bonds which completed in February. The Board recommend a final dividend of 18.19p per share which makes a full year dividend of 26.05p, an increase of 2.2% compared to prior year.

In the interim results the Board announced important senior management changes with the appointment of Kevin Whiteman, Managing Director of Yorkshire Water as Chief Executive, Martin Towers joined us as Group Finance Director and Rich Schmidt, President of Aquarion was appointed as an executive director of Kelda Group plc. These appointments have further strengthened Kelda management, and are part of a continuing review of management standards at all levels in the company.

One of the continuing features of last year was the delivery of the benefits arising from our focus on water and waste water. In the US the acquisition of the New England operations of American Water Works was completed and integrated into existing operations. The US management responded well to an integration challenge which coincided with a period of increased operating complexity caused by water restrictions due to the low snowfall of the prior year. Aquarion was successful in winning a major $110m waste water contract in Bridgeport, Connecticut, and made further investment in the organic growth of contract operations expertise.

In the UK Yorkshire Water had an excellent year. It delivered beyond expectations on cost and capital dimensions whilst achieving best ever standards of performance in crucial compliance and customer service dimensions. It was also successful in winning the Midlands, Wales and South West region in the national Ministry of Defence contract, one of the largest contracts of its type ever put to tender. Yorkshire Water was also granted an interim price adjustment from Ofwat for the period up to April 2005 which covers the needs of increased investment, increased costs in sewer flooding and higher construction costs. It also enables us to meet the challenge of increased Drinking Water Inspectorate compliance and environmental standards. Yorkshire Water had a year of continuing progress in all aspect of its services and operations.

There was good progress in the results of the supporting operations of KeyLand (property) and Loop (customer services). An announcement was made earlier this year regarding our 45.5% holding in Waste Recycling Group plc (WRG) to the effect that WRG was in discussions which may or may not lead to an offer for WRG from the private equity firm Terra Firma. Subsequent to the signing of the 2002/03 accounts, on 9 June 2003 WRG announced a recommended offer from Terra Firma for 267.5p per share to be effected by a scheme of arrangement.

The continuous delivery of Kelda's water and waste water services has a significant environmental dimension. We deal with environmental issues as diverse as management and access of water catchment areas, sustainable water management, river water and bathing water standards. Our performance affects all our customers and everyone who lives in the region we serve. Kelda attempts at all times to be environmentally focused. We have also developed a broad section of community programmes involving partnerships within local communities and organisations to help support and deliver community involvement by programmes of education, amenities, protection and sustainability on a wide range of environmental matters.

Our staff and management are also involved in a large number of voluntary programmes supporting broader community initiatives such as improved reading standards in schools, improved health and nutrition for children. We also sponsor and support community initiative programmes. We have actively supported government schemes to improve countryside access and amenity by working closely with the competing interests and increased public access to our important moorland catchment and nature conservation areas. All these activities constitute part of what is now termed corporate and social responsibility. Such activities have and continue to form an essential part of our day to day actions and responsibilities and are reported in more detail in this report.

The Board was pleased to see the shareholder support that has led to Kelda entering the FTSE 100. Kelda believes it has played a part in helping to get greater financial market recognition of the underlying value of the water sector.

Our strategy of focusing on water and waste water and on service and efficiency, has resulted in Kelda progressing to become one of the most efficient companies in the sector. Our objective is to maintain our focus and emphasis on performance which we believe to be in the best interests of our shareholders and customers.

In summary, this has been a year of continued progress on all fronts. Given the performance of the company, the Board would wish to thank the management team and equally importantly to thank all employees for their positive contribution to improved results. The world and the water sector remains a challenging environment. There is no place for complacency if we are to continually meet the demands of increasing efficiency, simultaneous improvement of standards of quality and environmental compliance. Our goals must be to improve performance further, expand outsourced and contract operations, and be responsive to opportunities for further profitable growth in our core activities, whilst maintaining a positive dialogue with government and regulators.

Since the half year we have had the confirmation of the 25 year Aquatrine contract and the interim price determination which takes us to year March 2005. These are both positive outcomes since we published our half year results. We said then and repeat now, that with regard to the possible 2005 price determination we continue to be encouraged by the dialogue between regulator, government and industry. There is an increased consensus on the significant achievements of the industry and on the priorities that need to be addressed if we are to encourage equity and capital markets to provide the industry's long term investment funding, on which all future quality improvements increasingly depend. In our view the long term industry outlook remains positive as long as this dialogue is maintained.

John Napier
Chairman

Chief Executive's review

Kelda continues to be a well managed, highly focused business committed to delivering sector leading financial, operational and environmental performance.

A year of continuing achievement

The past year has been one of continuing achievement for Kelda Group plc. Our strategy to put our primary focus on what we do best, providing high quality water services, has helped us to deliver what we believe is sector leading performance. Our focus will continue.

Our main UK subsidiary, Yorkshire Water, made significant improvements in its financial, operational and environmental performance and continued to outperform all of the regulatory targets set at the last price review.

Aquarion, our US operation, successfully integrated the four New England water companies acquired from American Water Works in April 2002.

Other businesses have performed in line with expectations. We were particularly pleased that we made the successful bid for Package A of the Ministry of Defence's Private Finance Initiative, in conjunction with Earth Tech Engineering Ltd and Halliburton KBR.

The group's activities are documented in more detail later in this report. The following summary highlights the key achievements of 2002/03.

- Yorkshire Water is now ranked second in Ofwat's Overall Performance Assessment which compares the levels of service provided by the UK's ten major water and sewerage companies.
- Yorkshire Water's water supply service was ranked as the most efficient in Ofwat's relative efficiency report.
- Reported water quality in the Yorkshire region was the best it had ever been, with 99.91% of all samples complying with relevant regulations, according to the Drinking Water Inspectorate's (DWI) annual report on drinking water quality in England and Wales for 2001.
- Our US operations continue to grow and develop with the acquisition of four New England water companies from American Water Works which have now been integrated into existing operations, and further investment in contract operations.
- Yorkshire Water is a key partner in Brey Utilities – a consortium comprising Yorkshire Water, Earth Tech Engineering Ltd and Halliburton KBR – which has won a 25 year £1bn contract to provide water and waste water services to more than 1,000 Ministry of Defence sites in the Midlands, Wales and South West England.
- In December 2002, Yorkshire Water was awarded an interim price determination facilitating additional investment in the services we provide.
- Kelda was confirmed as the water industry's leading performer based on an external assessment carried out by the Business in The Environment Index of Corporate Environmental Engagement.
- Yorkshire's rivers and bathing waters are the cleanest since records began as a direct result of Yorkshire Water's ongoing investment and reduction of pollution incidents.
- Loop – Kelda's customer relationship management business – continued to win new business and was featured in both the Financial Times' Top 50 Best Workplaces in the UK survey and the Sunday Times' 100 Best Companies to Work For awards.
- Aquarion secured a ten year contract to operate waste water treatment services in Bridgeport, Connecticut, home of the company's headquarters.

Periodic review

We believe that the progress Yorkshire Water has made since the last price determination in 2000, in service, operational and financial performance, places the company in a good position for the forthcoming price review. Our objective is to protect the long term financial and operational sustainability of the business, which involves balancing the financeability of agreed investment needs with acceptable prices to customers. This demands a joined up process from government, the regulator, environmental and compliance agencies and finance providers.

Investing in our people

Additional to our focus strategy, a key part of the group's continuing success is due to the talent, hard work and enthusiasm of employees across the business. In the last 12 months we have successfully introduced new information technology systems and more flexible working patterns and practices, to better match our services to customers' needs. The introduction of these changes has required a significant investment in our people to provide them with the necessary training and skills to implement the changes and deliver the benefits. It has also involved extensive consultation with employees and the various trade unions that represent them, whose support and goodwill has been important in helping deliver change which is already bringing important benefits to our customers.

I would like to express my sincere thanks to everyone who has played their part in delivering improved services, a key feature of the group's success over the past 12 months.

Kevin Whiteman
Chief Executive

Yorkshire Water

A strong financial performance, underpinned by unprecedented levels of operational and customer service, has given the company a strong platform on which to grow by exporting its expertise further afield.

01 02

01 Cleaner rivers To raise greater public awareness of Yorkshire Water's ongoing work to clean up the region's rivers and watercourses, a special Valentine's Day competition was staged to give one lucky couple the opportunity to win a "dirty weekend with a difference" at the company's biggest sewage treatment works! Winners Nikki and Wayne Beazley from South Yorkshire were joined by the media on a tour of Esholt Sewage Treatment Works in Bradford where they learned all about the sewage treatment process and the company's environmental stewardship role.

02 Landholdings To promote greater awareness of its landholdings, Yorkshire Water is currently running an internet based photographic competition. Customers are being encouraged to capture the stunning beauty of the company's reservoirs which will be turned into a calendar. For further details visit www.youvebeenrambled.com

Financial performance

Following an increase in charges in line with inflation of 1.2% on 1 April 2002, regulated turnover increased by 1.3% to £567.0m (2002: £559.8m), just ahead of the 1.1% increase reported at the interim stage. Revenue growth from new customers largely offset the effect of domestic metering in the full year.

The continuing emphasis throughout the business on operating efficiency was demonstrated by the 3.6% increase in operating profit to £233.7m (2002: £225.5m), of which 49% (2002: 47%) accrued in the second half year. Operating cost savings are now expected to secure outperformance of £100m in the current price determination period.

Yorkshire Water was awarded an interim price determination during 2002. As a consequence customer prices will rise by 3.4% and 3.5% (previously 1.0%) above inflation in 2003/04 and 2004/05, respectively. The interim determination allows Yorkshire Water to fund additional investment of around £53m and to recover the additional cost of bad debts arising as a consequence of the loss of the ability to disconnect customers. The additional investment will be used principally to reduce the number of incidents of sewer flooding and upgrade our sludge incinerators to meet the requirements of the Waste Incineration Directive.

Operational performance

Yorkshire Water is now ranked second in Ofwat's Overall Performance Assessment which compares the levels of service provided by the UK's ten major water and sewerage companies. This is a significant improvement from the company's ranking of tenth in 1996/97.

Ofwat's report was published in August 2002. The highlights included:

- Further reductions in the number of properties experiencing inadequate water pressure, which has been reduced to 189. This is ahead of the commitment to reduce this to 400 properties by 2005.
- Significant reductions in the number of properties affected by unplanned interruptions to supplies caused by, for example, bursts and leaks. This was as a result of better incident handling by field teams and contractors.
- Drinking water quality in Yorkshire was the best it had ever been, largely as a result of an ongoing mains improvement programme.
- Security of water supplies was reported as the best ever, with leakage from the company's and customers' pipes continuing to fall. The extension of the Grid Zone into rural North Yorkshire allows more flexibility and increased security of supply to customers in these areas. The improvements were endorsed by the Environment Agency in its December 2002 report, the third Annual Review of Water Company Water Resource Plans.
- The number of properties flooded with sewage also reduced.

The company's water supply service was ranked in first place for operating cost efficiency in Ofwat's report "Water and Sewerage Service Unit Costs and Relative Efficiency 2001-02" published in December 2002.



Yorkshire Water

Water quality

The Drinking Water Inspectorate (DWI), in its annual report on drinking water quality in England and Wales for 2001, reported that 99.91% of all samples had complied with the relevant regulations. The quality of Yorkshire's tap water is the best it has ever been.

At the same time as the DWI's report, Yorkshire Water launched a campaign designed to encourage customers to bottle their tap water and take it with them wherever they went. The promotion saw 100,000 water bottles distributed to customers, contractors, sports clubs, schools and other community organisations. The DWI's Chief Inspector urged other water companies to adopt similar techniques to promote their product.

Further improvements in the quality and reliability of customers' supplies are expected to be delivered as a result of the company's ongoing programme of mains renewal and replacement. By 2010, a further 4,000km of pipes will be upgraded, leading to better quality drinking water and a reduction in the number of bursts and leaks.

Improvements to customer service

Significant progress has been made over the past year to improve not just the level of service afforded to customers, but also the feel of the service.

The new Integrated Customer and Operations Management (ICOM) system which became fully functional in April 2002 is now firmly embedded in the business and has delivered improvements in operational performance. The volume of calls from customers is down by 25%, repeat customer calls are down by 10% and 98% of appointments offered within a two hour time band have been met.

An external review recently conducted by Trinity Horne, a firm of management consultants working within the water industry, concluded that the implementation of ICOM has delivered "a class leading system which can enable [Yorkshire Water] to achieve step change improvements in business performance and customer experience".

In October 2002 Yorkshire Water extended its opening hours to ensure that water customers can now receive visits until 9pm from Mondays to Fridays and between 8am and 6pm on Saturdays and Sundays. This new business as usual service is in addition to the traditional out-of-hours emergency service provided by the company.

Quarterly research shows that overall customer satisfaction levels are now consistently around 90%. Satisfaction among business customers is equally as high, according to a survey published in September 2002 by the Energy Information Centre (EIC). The EIC - a business customer trade body that merged recently with the Utility Buyers Forum - canvassed the views of 150 water and waste water business customers across the UK, with Yorkshire Water ranked as the top performer.


THIRSTY & IN A RESTAURANT?


hireWater

03

01 02

01/03 Changing image Yorkshire Water has unveiled a new corporate logo to reflect the significant changes that have taken place within the company over recent years. The unveiling was performed by Mr Freddie Drabble, the chairman of a well known local environmental pressure group, The Sons of Neptune. For many years the group had campaigned for Yorkshire Water to clean up its discharges into the North Sea. The company responded with a £120m improvement programme which has resulted in the cleanest ever bathing waters along the entire length of the region's East Coast.

02 Health promotion *During the summer four 'Tap Idols'* were recruited to tour the Yorkshire region and promote the health benefits of drinking tap water. More than 100,000 bottles were distributed to local sports clubs, community groups, schools and the company's contractors. The initiative was praised by the Chief Inspector of the Drinking Water Inspectorate, Mr Michael Rouse, who urged other UK water companies to adopt a similar high profile approach to promoting their product.

Yorkshire Water



01

01 Sporting Chance Yorkshire Water sponsored the Yorkshire Post newspaper's "Give Kids A Sporting Chance Campaign" aimed at promoting sport in schools as an aid to children's physical and social development. A mini World Cup involving some 250 primary school children was staged in May 2002, with Sports Minister Richard Caborn on hand to referee one of the quarter final matches. Every child that took part was presented with an official replica kit of the nation their team represented.

Environmental performance

In March 2003, Kelda was confirmed as the water industry's leading performer in the Business in The Environment (BiTE) Index of Corporate Environmental Engagement. Yorkshire Water's score of 97% made Kelda eligible for a place in BiTE's new "Premier League", an accolade shared by only 17 of the UK's largest 250 companies. The survey measured the extent to which companies understood and managed their impacts on the environment and examined whether environmental issues were an integral part of their business strategy. Yorkshire Water scored full marks in almost every category.

The report also pointed to the significant improvements made by the company over the past few years in all areas of its environmental performance. For example in the autumn of 2002, the Environment Agency reported that local bathing waters and rivers were becoming even cleaner and acknowledged the role played by Yorkshire Water in achieving this success.

As a direct result of the company's recent investment in new waste water treatment works on Yorkshire's East Coast, last year 14 bathing waters surpassed the EU's most stringent guideline quality standards. The result is that for the first time Bridlington can now apply to fly its own Blue Flag alongside those of the neighbouring tourist resorts of Scarborough and Whitby. By working in partnership with local authorities, the target for 2003/04 is to see 16 bathing waters attain guideline standards.

The agency also referred to the continuing revival of the region's inland waterways and to the contribution made by Yorkshire Water's "massive investment in sewage treatment" and the company's success at tackling pollution caused by its assets and operations. The Environment Agency confirmed in September 2002 that the company was one of only four companies in the sector to reduce incidents of pollution year-on-year.

As a result for example, the River Don in South Yorkshire has seen substantial improvements in water quality, and in the River Calder in West Yorkshire, fish populations are on the increase according to recent studies.

During 2002, the number of Category 1 and 2 pollution incidents involving the company's assets was reduced by more than a third. The number of Category 3 incidents was also significantly reduced. By the end of 2003/04 we aim to report an overall reduction of 50% in the number of pollution incidents reported in 2000.

Capital investment

Regulated capital investment for the year was £319.5m, a slight decrease on the previous year's figure of £324.7m. It is now expected that capital cost outperformance in the current price determination period will be around 10%.

A substantial part of the work being undertaken during the current asset management programme (AMP3) is either to replace or reline old cast iron mains, which can cause discolouration, or to upgrade sewer overflows deemed unsatisfactory either because of the frequency at which they discharge or the impact they have on local watercourses. For example, by 2005 the company will have invested more than £40m in Bradford. This fundamental overhaul of the water and waste water infrastructure in Bradford will involve the cleaning and relining of approximately 125km of trunk main, improvements to the city's biggest water treatment works and the upgrading of 65 unsatisfactory sewer overflows.

The company is also undertaking work on behalf of the Passenger Transport Executive to enable the construction of a new Supertram system in Leeds. In supporting this project, Yorkshire Water will make more than 500 changes to the water and sewerage system which are expected to take four years to complete.

Project Aquatrine

In April 2003 Brey Utilities, a consortium in which Yorkshire Water has a 45% interest and including Earth Tech Engineering Ltd and Halliburton KBR, was confirmed by the Ministry of Defence (MoD) as the service provider for Project Aquatrine, Package A.

Project Aquatrine is one of the most significant Public Private Partnership projects in the MoD, and the largest Private Finance Initiative water project in the UK. It involves the award of three packages (A, B and C) which will transfer the responsibility for the operation and maintenance of the MoD's water and waste water assets and infrastructure in the UK to private sector providers. This will enable the MoD to focus its resources and expertise on delivering military capability.

Under the terms of the 25 year contract for Package A, Brey Utilities will provide water and waste water services to over 1,000 MoD sites in the Midlands, Wales and South West England. The £1bn contract is expected to go live in December 2003.

Brey Utilities is the only consortium that has also been short listed for Packages B and C covering Scotland and the rest of England.

Customer communications

To reinforce the significant financial, operational and service improvements made by the company in recent years, in July 2002 Yorkshire Water unveiled a new corporate logo.

The old Yorkshire Water logo has been replaced with a landscape design which presents a more modern image of the company and better reflects the environmental stewardship role at the heart of its activities. Customers and employees were consulted about the new design.

To coincide with the launch of the new logo, a series of new, customer led communications campaigns were also unveiled. The success of these campaigns resulted in the company's External Communications Department being voted the region's In-House Team of the Year at the Institute of Public Relations' Cream Awards in November 2002. The team won seven out of the 14 awards presented on the night.

Aquarion

The company has dealt successfully with the challenges of integrating the four New England water companies acquired in April 2002, while at the same time making significant progress in the area of contract operations.

01 02

01 Improved services Aquarion has opened a new, state of the art call centre to improve on its already high standards of customer service. *The new call centre* will help meet demand created by Aquarion's recent acquisition of four water companies, which resulted in a 50% increase in the number of customers served by the company.

02 Celebrating diversity Aquarion has a rich tradition of celebrating cultural diversity in the communities *in which it operates.* Pictured here are employees and children celebrating National Hispanic Heritage Month, a major event in the US calendar which runs from 15 September to 15 October.

Financial performance

2002/03 was a year of consolidation for Aquarion following the acquisition of the New England operations of American Water Works at the end of April 2002. The acquisitions increased the scale of the US operations by around 50%, adding £29.5m to turnover and £10.5m to operating profit in the eleven month period after acquisition.

Turnover of the continuing US operations decreased to £64.2m (2002: £70.5m). Operating profit was reduced to £24.4m (2002: £28.2m) due to a dry summer in the north east region served by Aquarion, a number of other cost pressures and pre contract costs in the Aquarion Services contract operations business. £9.8m (40%) of the full year operating profit accrued in the second half year reflecting the seasonal influence on water consumption in the US, where customers are predominantly metered.

The combined US operations had turnover of £93.7m (2002: £70.5m) and operating profits of £34.9m (2002: £28.2m).

Timco, the small timber business owned by Aquarion is being closed at an expected loss of £3.9m and its results are included within discontinued operations. In 2003, Timco turnover amounted to £9.7m (2002: £11.2m) and the business incurred an operating loss of £0.4m (2002: £0.1m).

Operating review

Aquarion has continued to grow its operations through acquisition and the expansion of its contract water and waste water operations. The acquisition of four water company subsidiaries from American Water Works in New York, Connecticut, New Hampshire and Massachusetts, was completed in April 2002 for $120m cash and the assumption of $104m of debt. The efficient integration of the new utilities has now been achieved. The acquisition increased Aquarion's water company customer base by 64,000 accounts or approximately 50%. During the year Aquarion also acquired the New England water operations contract business from AquaSource Inc.

The non regulated water sector business also achieved a significant success with the award of a 10 year, $110m contract to operate the Water Pollution Control Authority in Aquarion's home city of Bridgeport, Connecticut, commencing in April 2003. It is one of 11 new water and waste water contracts that Aquarion has obtained throughout New England and brings the total to more than 40.

The company continued to make a significant investment in its infrastructure to improve water service and delivery. The comprehensive capital improvement plan, which includes supply, treatment, pumping and distribution improvements, mains replacements and long range water supply planning was £19.9m (2002: £17.2m). In the new financial year, the capital budget is expected to exceed £30m. The improvements will be partly financed by proceeds from the company's March 2002 $90m land sale.

Aquarion has signed a Memorandum of Understanding with the Connecticut Department of Environmental Protection not to sell its water utility subsidiary's 1,300 acres of land in the newly acquired service areas of Greenwich and Mystic, Connecticut for two years - unless it is preserved as open space.

Customer service

Aquarion opened a new customer call centre in Connecticut to provide service for existing and new customers throughout the enlarged operation. The company has maintained high customer satisfaction marks from the Connecticut Department of Public Utility Control (DPUC). The DPUC's 10th Annual Consumer Service Complaint Scorecard, which documents unresolved complaints of all Connecticut service utilities that generally concern such issues as billing disputes, terminations and overall service quality, in March reported that Aquarion Water received its lowest number of unresolved customer complaints since 1994.





Other operations

Loop and KeyLand continue to make an important contribution to the group's performance.

01 02

01 Sunday Times award Its official! Loop is named by the Sunday Times as being one of the best companies to work for in 2003.

02 Whitehall Landing A team from York Archaeological Trust - one of the world's leading authorities on the Vikings - was commissioned to explore Whitehall Landing site prior to the commencement of building work.

KeyLand Developments
KeyLand had a strong second half year as anticipated in the interim results statement. Turnover (including share of associates) was ahead of last year at £12.8m (2002: £10.1m) with operating profit 19% ahead at £4.3m (2002: £3.6m). This reflects the continued high demand for prime development land.

The primary source of revenue continues to be through the development of major brownfield housing development sites. Three significant properties were successfully brought to the market during the year with numerous smaller, high margin properties supplementing the results.

KeyLand's office park development at Mid Point between Leeds and Bradford continues to attract strong interest. The 2002/03 financial year saw the completion of two office buildings, one being pre let to Car Care Plan Ltd. The second building, Aquarius House, is now being let. Prospects overall for 2003/04 remain encouraging.

In addition to its primary activities, KeyLand has participated in selected joint venture developments. KeyLand will continue to concentrate its resources primarily upon the development of the surplus property assets of Yorkshire Water.

Loop Customer Management
Loop's turnover increased to £17.3m (2002: £16.0m), including £1.8m (2002: £0.9m) from external contracts, continuing the trend of steady growth to date. Loop's contribution to group operating profit also increased to £0.4m (2002: £0.2m).

Loop continued to deliver high standards of service to Yorkshire Water's customers, including excellent results in the customer response and debt collection measures monitored by Ofwat.

Service to Loop's expanded client list continued by implementing a contract with the Merseyside Fire and Civil Defence Authority, helping them with their initiative to save lives through a programme of fire prevention measures.

Loop also successfully won an inbound scheme for London Borough of Lewisham, taking calls from customers who are calling in response to the local housing associatión's weekly newsletter. The contract with National Blood Service expanded by handling outbound calls for the North Wales region from Loop's Parc Menai offices in Bangor.

The company's recent placements in the Sunday Times '100 Best Companies to Work For 2003' and in the Financial Times '50 Best Workplaces in the UK 2003' recognises the success of our approach, that excellent standards of customer service is inextricably linked with retention of experienced and enthusiastic employees working in a supportive environment.

Waste Recycling Group
2002 was a year of consolidation for Waste Recycling Group plc (WRG) during which business conditions worsened. WRG reported increased depreciation charges and exceptional items of £15.4m in its results for the year ended 31 December 2002. The group's share of turnover increased to £138.0m (2002: £129.3m) and the group's share of operating profit, before exceptional items, was £16.2m (2002: £18.5m). The group's share of the exceptional items, which amount to £4.4m after taxation, has been reported separately in the group profit and loss account and has been excluded from the group's reported adjusted earnings per share figures.

Kelda announced on 27 March 2003 that it had entered into an exclusivity agreement, for the period until 5 June 2003, with Terra Firma regarding the sale of its share at a price not less than 285p per share. WRG announced that it was in talks with the same third party and that discussions were continuing which may or may not lead to an offer for the company. Subsequent to the signing of the 2002/03 accounts on 9 June 2003 WRG announced a recommended offer from Terra Firma for 267.5p per share to be effected by a scheme of arrangement.



Financial review

Group profit before tax and exceptional items increased 7.7%, with adjusted earnings per share growth of 8.4%. The group's key balance sheet ratios continue to be some of the strongest in the sector.

Group operating profit

Group turnover increased by 4.8% to £690.5m (2002: £658.8m) for the full year, after the 5.2% increase reported in the interim results. £29.5m of the increase in turnover was a result of acquisitions by Aquarion in the US. Group turnover (including share of associates and joint ventures) was £838.1m (2002: £799.8m).

Group operating profit increased to £265.3m (2002: £245.0m), including £10.5m from the US acquisitions. Operating profit from continuing activities increased 1.9% to £256.6m (2002: £251.9m), of which 48% (2002: 47%) accrued in the second half year. The group's operating results reflect the strong financial performance of the Yorkshire Water UK regulated business whose operating profit increased 3.6% to £233.7m (2002: £225.5m). The combined US operations, which were adversely affected by the weaker dollar and a number of cost pressures, now account for 13% (2002: 12%) of group operating profit.

The group's share of associates' and joint ventures' operating profit, before the exceptional items reported by WRG in their results for the year ended 31 December 2002, was £18.8m (2002: £20.3m). Group operating profit (including share of associates and joint ventures) was £277.1m (2002: £265.3m).

Group profit before taxation

A number of exceptional items affect the year on year comparison of the group's results. The group's share of the exceptional costs reported by WRG, amounting to £7.0m before taxation, have been adjusted in arriving at the group's underlying profit before taxation and exceptional items. Non operating exceptional items comprise a loss of £3.9m on the closure of the Timco timber business in the US and, in the prior year, an overall profit of £34.4m from the major land sale in the US and the disposal of the renewable energy business.

The group interest charge increased to £98.1m (2002: £93.3m) reflecting the continuing regulated capital investment programme in Yorkshire Water. £71.0m (2002: £64.1m) of the group total relates to the Yorkshire Water UK regulated business. Low short term interest rates in the US reduced the cost of financing both the existing operations and the US acquisitions, which were earnings enhancing in the period.

The group's share of associates' and joint ventures' interest increased to £10.8m (2002: £9.3m). Interest cover was 2.6 times (2002: 2.6) before exceptional items and 4.2 times (2002: 4.1) on an earnings before interest, tax, depreciation and amortisation (EBITDA) basis.

Group profit before taxation and the exceptional items described above increased 7.7% to £175.2m (2002: £162.7m). Group profit before taxation was £164.3m (2002: £197.1m).

Taxation

The group current taxation charge decreased to £7.0m (2002: £7.3m) after the inclusion of an £11.7m prior year adjustment, an effective tax rate of 4.2% (2002: 4.8%). The effective tax rate will remain sensitive to the value of capital allowances arising from the Yorkshire Water investment programme. As reported in the interim results, the deferred tax charge has been affected by the reduction in gilt rates and, therefore, the discount rate applied to the deferred tax provision. This has resulted in a significant increase in the deferred tax charge, which is a non cash item, to £29.0m (2002: £14.8m).

Earnings per share and dividends

Earnings per share, adjusted to exclude exceptional items and deferred tax, increased 8.4% to 42.4p (2002: 39.1p). Basic earnings per share was 32.7p (2002: 39.3p).

An interim dividend of 7.86p (2002: 7.70p) was paid to shareholders on 28 February 2003. The board is recommending the payment of a final dividend of 18.19p (2002: 17.80p) per share, to make a total dividend for the year of 26.05p (2002: 25.50p) per share, an increase of 2.2%. Dividend cover was 1.5 (2002: 1.7) times earnings before deferred tax.

Cash flow

The group's cash flow reflects the characteristics of the Yorkshire Water UK regulated and US water businesses. Strong operating cash flow of £441.4m (2002: £387.8m) was offset by high capital investment of £389.6m (2002: £323.6m) and interest payments of £82.1m (2002: £83.7m). In 2003, acquisitions in the US cost £78.0m together with debt acquired of £82.0m, whereas in the prior year proceeds from the major land sale in the US amounted to £57.2m.

Turnover: group and share of associates and joint ventures (£m)


2003
838.1
2002
799.8
2001
774.6

Operating profit: group and share of associates and joint ventures (£m)


2003
277.1
2002
265.3
2001
238.9

Dividend payments to shareholders, which are funded by the Yorkshire Water regulated business, were £99.0m (2002: £96.3m).

Group net debt at 31 March 2003 increased by £283.9m to £1,720.4m (2002: £1,436.5m). Balance sheet gearing (expressed as the relationship between net debt and net debt plus shareholders' funds) increased slightly to 50% (2002: 46%). Group net debt included £1,170.5m (2002: £1,042.0m) in respect of the Yorkshire Water UK regulated business. The increasingly important ratio of Yorkshire Water net debt compared to the Regulatory Asset Value of 40% (2002: 39%) is one of the strongest in the sector.

On 21 February 2003 £200m 5.375% fixed rate bonds maturing in 2023 together with £100m of 30 year index linked bonds, guaranteed by Yorkshire Water, were issued. This long term funding will meet Yorkshire Water's financing requirements to the end of the current price determination period in March 2005.

Pensions

The disclosures required in accordance with the phased implementation requirements of FRS 17 'Retirement Benefits' are made in note 28 to the group accounts. The disclosed deficit in the main UK defined benefit scheme at 31 March 2003 is £111.9m after tax (2002: £17.6m asset). The group's pension liabilities are funded on a long term basis based on periodic actuarial reviews and not the FRS 17 figures that can produce volatile results over short time periods. An interim actuarial review at 31 March 2003 has been commissioned as a basis for reviewing the long term funding of the scheme.

Accounting policies

The group accounts have been prepared in accordance with the accounting policies described in note 1 to the accounts. Aquarion prepares accounts in accordance with Generally Accepted Accounting Principles in the US (US GAAP). Where material, adjustments are made to the results of the US operations to align US GAAP with the group's accounting policies.

In accordance with FRS 18 'Accounting Policies', the director's have reviewed the group's accounting policies and consider that they continue to be the most appropriate to the group's operations. As permitted by FRS 19 'Deferred Tax', which requires provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the accounts and their recognition in the tax computation, a policy of discounting has been adopted. This has the effect of significantly reducing the deferred tax liability shown in the group balance sheet. The requirement to provide for deferred tax has no effect on the group's cash or borrowing position.

Treasury policy

The group's treasury operations are controlled centrally in accordance with approved board policies, guidelines and procedures. Treasury strategy is designed to manage the group's exposure to fluctuations in interest and currency exchange rates, preclude speculation and to source and structure the group's borrowing requirements. Note 21 to the accounts shows details of the financial instruments held by the group for these purposes.

The group uses a combination of fixed capital, retained profits, long term loans and finance leases, and bank borrowings to finance its operations. Any funding required is raised by the group treasury department in the name of the appropriate company and supported by guarantees as necessary. Funds raised by the holding company may be lent to operating subsidiaries at commercial rates of interest. Cash surplus to operating requirements is invested in short term instruments with institutions having a long term rating of at least A- or A3 and a short term rating of at least A1 or P1 issued by Standard and Poor's and Moody's respectively.

Shareholder value

The strength of the company's share price against a negative market background in the new calendar year resulted in the company's promotion to the FTSE 100 index of leading UK companies on 24 March 2003. The company's mid market share price at the close of business on 31 March 2003 was 409.5p (2002: 389.5p). The yield on the company's shares at that date, based on the recommended final dividend, was 6.4% (2002: 6.5%).

Going concern

After making enquiries, the directors have a reasonable expectation that the company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Martin Towers
Group Finance Director

Group profit before taxation and exceptional items (£m)


2003
175.2
2002
162.7
2001
152.3

Adjusted earnings per share (excluding deferred tax) (p)


2003
42.4
2002
39.1
2001
34.7

Corporate & social responsibility
Kelda Group plc plays a key role in the social, economic and environmental development of the communities in which it operates.

As the 24 hour provider of society's most precious natural resource we make a significant contribution to society through the provision of safe and sustainable drinking water supplies.

The processes we use to undertake that role - collecting the water, treating it and disposing of the waste water generated in homes and businesses - is leading to marked improvements in the quality of rivers and bathing waters.

To help deliver these essential services, we employ more than 3,000 people in the UK and the US, with a further 15,000 people employed by the contract partners and suppliers with whom we work.

In addition to the services and products we provide to our domestic and business customers, Kelda is also making a positive difference to local communities through its involvement with a wide range of community partnerships and initiatives.

We have well established community programmes in place which provide financial support and help in kind to a wide variety of different individuals and organisations.

These partnerships are very important to Kelda in terms of building a greater understanding of and forging stronger links with our stakeholders, a concept commonly referred to today as corporate and social responsibility.

At Kelda, corporate and social responsibility is already well embedded in the company's decision making processes.

In simple terms it is about the continuing adoption and implementation of sound and sustainable policies - be they of a financial, social or environmental nature - which is an integral part of our day to day business activities.

We are committed to developing new strategies, policies and procedures that will help us meet the demands and future expectations of all our stakeholders - shareholders, customers, employees, suppliers and local communities - while at the same time continuing to deliver maximum social and environmental benefits.

These activities are externally assessed using the 'Winning With Integrity' framework developed by Business in The Community. This enables us to benchmark clearly our progress against other companies committed to managing, measuring and reporting their overall impact on society.

Our intention is to use this external framework whilst developing our own internal agenda for action to ensure we can not only meet, but also surpass the expectations of our various stakeholders in the future.

The following few pages are designed to give some insight into the work we currently have underway.

Further details can be obtained from the following websites:

www.keldagroup.com
www.yorkshirewater.com
www.aquarion.com
www.loop.co.uk



Environment We aim to deliver service excellence to our customers and to meet the requirements of our shareholders, whilst recognising that the greatest commitment we can make to the environment is through the efficient, effective and proper conduct of our business.

Business in The Environment's (BiTE) Index of Corporate Environmental Engagement
In March 2003 this independent external agency confirmed Kelda as the water industry's leading performer in its highly regarded Index of Corporate Environmental Engagement.

A score of 97% made Kelda eligible for a place in BiTE's new 'Premier League', an accolade shared by only 17 other FTSE 250 companies.

The survey measured the extent to which companies understood and managed their impacts on the environment and examined whether environmental issues were an integral part of their business strategy. Kelda scored full marks in nearly all categories.

The report also pointed to the significant improvements made by the company over the past few years in all areas of its environmental performance.

Environmental policy
Kelda recognises that the long term viability of our water and waste water business is dependent on environmentally sustainable operations. We believe sustainable operations are those that drive efficient resource use and provide a healthy environment, which in turn facilitates social progress and economic growth. As a company we therefore act as responsible stewards of the environment as part of our normal business practices.

To balance these challenging needs we are committed to efficient and effective business practices. We recognise that sustainability is the collective responsibilities of governments, businesses, individuals and communities and so work in partnership with our stakeholders to pursue this goal.

Corporate commitments
In pursuit of this policy, Kelda has committed itself to the following:

- Achieve and maintain compliance with the environmental legislation in the country of operation of each of our subsidiaries and associated companies. Where no regulations exist, implement challenging company standards.
- Continue to reduce and where practicable prevent pollutant loads entering the environment.
- Seek to use materials efficiently, and promote the application of the waste hierarchy.
- Encourage and facilitate the interchange of environmental technology throughout the group and promote good practice.
- Conserve and enhance biodiversity wherever practicable or required, through efficient and effective business practices.
- Manage our land holdings in a responsible manner and to provide and encourage sustainable access.
- Develop our employees awareness of environmental issues including this policy.
- Foster productive partnerships with our stakeholder groups.
- Take an active and positive role in the community.

The policy applies to Kelda and its subsidiaries. We will also encourage all other companies in which we have an interest as either a shareholder or through our supply chain to implement this policy, or an equivalent.

The policy will be regularly reviewed in light of new knowledge, changing legislation, public concerns and the views of our advisory panels. We will report our environmental performance via our website on a regular basis.

As part of our environmental policy we have refocused and increased the extent of internal reporting on our water and waste water services, including regular reporting on relevant environmental indicators such as energy, CO_2 emissions and biodiversity issues. Such measures are used to continuously set and review internal targets, in addition to our annual regulatory targets officially set by Ofwat and the Environment Agency. These environmental indicators are published in our on-line Environment & Community Report available at **www.keldagroup.com/environment**

Environmental management systems
Environmental matters remain part of the fabric of our operations and most elements required for a formal environmental management system (EMS) represent business as usual for the group. To this end, we have considered in detail the costs and benefits of gaining an externally certified EMS to ISO14001 standard with a view to obtaining certification by March 2004.

Environmental advisory panel
Our environmental advisory panel includes representatives from both the voluntary and statutory sectors in Yorkshire.

Meeting quarterly in parallel with the board environment and community committee, the aim of the panel is to provide advice and input to Yorkshire Water to ensure all future environmental improvements represent real value for money to customers. The panel also helps us ensure that sustainability remains at the heart of our activities.

Kelda is grateful to the following organisations for providing their representation and support:

The Government Office for Yorkshire and the Humber, the Ramblers' Association, the Environment Agency, Business In The Community, the Forestry Commission, English Nature, Sheffield City Council, British Waterways, the Council for the Protection of Rural England, the Yorkshire Wildlife Trust, the Regional Assembly for Yorkshire and Humberside, English Heritage, the RSPB, the Countryside Agency, the Yorkshire Dales National Park Authority, North Yorkshire County Council and Eye On The Aire.

The panel has the following terms of reference:

- To offer advice both proactively and reactively to the Kelda board environment and community committee and the executive management team of Yorkshire Water.
- To form a communication link between key environmental stakeholders and groupings in the Yorkshire region and the company.
- To assist the company in prioritising and realising its efforts with respect to environmental matters.
- To support the company in developing its understanding of environmental issues.
- To raise the awareness by the company of the importance of local environmental issues.
- To provide a platform for areas of mutual interest regarding the environment to be progressed.
- To make public as much information as practicable.

Further information on Kelda's environmental performance is available at www.keldagroup.com/environment

Environment

Case study: Loop – green transport plan

A green transport plan was recently produced and implemented by Loop to minimise the adverse impact of travel on the environment.

The aim was to reduce emissions of greenhouse gases, improve local air quality, minimise health risks to employees and reduce congestion, noise, dirt and fumes. To produce a green transport policy successfully it was essential to understand existing transport links and facilities serving Mid Point as well as the amount and types of travel generated by Loop employees. To do this, an assessment of the site and its surroundings was completed and a survey of staff journeys to and from work undertaken.

On analysing the findings of the survey and site assessment the following initiative was introduced.

Discounted bus and train passes were made available to Loop employees encouraging the use of public transport. Loop now offers to pay in advance for a 12 month bus/train pass for its staff in the form of an interest free loan. Deductions are then made direct from employees' salaries each month.



Green transport plan Reducing car congestion on the region's roads. Loop's employees are being encouraged to look at alternative methods of travelling to and from work.

Environment

Case study: Yorkshire Water – walking for health

Disadvantaged groups in Keighley, West Yorkshire, are being prescribed a dose of the great outdoors as part of a unique pilot project aimed at improving people's health.

Yorkshire Water has joined forces with a local organisation called Walking for All in Keighley (WALK) to encourage people with health and social disadvantages to make more use of the company's reservoirs, moorland and woodland for recreation.

A special fund has been set up which will be used to fund organised trips to Yorkshire Water's local reservoirs where groups will be given the opportunity to explore the stunning scenery, wildlife and architecture on offer there.

Walking is an ideal form of exercise – research shows that someone who does 30 minutes of moderate exercise five times a week can significantly reduce the risk of coronary heart disease, diabetes and obesity and improve their sense of well being.

As well as improving people's health, the scheme is also designed to promote a greater public awareness of Yorkshire Water's many roles and responsibilities as the region's largest landowner.



Walking for health Members of Keighley's community enjoy a stroll round Ogden Reservoir near Bradford.

Environment

Case study: Yorkshire Water – red kites

The Yorkshire red kite restoration project began in 1999 with the release of 20 young birds.

Since that date – the first time red kites had been seen in the skies of Yorkshire for more than 150 years – the population is, thanks to subsequent releases and three breeding seasons, steadily increasing.

By the end of July 2003, some 80 young birds will have been released into the wild.

Yorkshire Water is one of three main partners in this important wildlife project and its role has been to fund it over the last four years. The two other key partners are the RSPB and English Nature, while the Harewood Estate has thrown its weight and support to the initiative by allowing the young birds to be released from its land.

Yorkshire Water's involvement isn't one of simply handing over the money and standing well back. It's quite the opposite. Yorkshire Water employees sit on the project's steering committee and communications group.

The company's Eccup reservoir, on the outskirts of Leeds, is one of the best places to view red kites and Yorkshire Water has constructed a viewing platform from where visitors can see the kites.



Red kites Members of the public get a glimpse of the red kites from the newly constructed viewing platform at Eccup reservoir, Leeds.

Environment

Case study: Yorkshire Water – Scarborough

In January 2003, the company's new £30m waste water treatment works in Scarborough won a national award from the Institute of Civil Engineering for its "substantial contribution to sustainable development."

The new works, built as part of Yorkshire Water's £120m CoastCare programme, is situated within the Heritage Coast and near to the North Yorkshire Moors National Park.

An innovative approach was needed therefore to ensure it would blend in with its scenic surroundings.

To achieve this, the plant was designed to resemble a range of traditional farm buildings.

A number of different construction techniques and buildings materials were used in the construction of the external buildings in order to create the illusion of a farm development that had grown over time, with all the treatment processes either contained within the buildings or situated out of sight within a central courtyard.

The local environmental pressure group, the Sons of Neptune, is delighted not only with the sympathetic design of the works but that it also uses ultra-violet disinfection – the ultimate in terms of current waste water treatment technology – ensuring the company's discharges go beyond the standards required under current EU and UK legislation.



Waste water treatment works This attractive farm-style building houses Scarborough's new state-of-the-art waste water treatment works. During construction over 30 quarries were investigated to obtain stone typical to that used in the surrounding area.

Leakage reduction
Yorkshire Water



400 ml/day
200 ml/day
97/98 (377)
98/99 (342)
99/00 (317)
00/01 (304)
01/02 (297)

Sludge disposal
Yorkshire Water



1. Disposal to agriculture 19.8%
2. Disposal to land redemption recycling 27.3%
3. Disposal to landfill 0.6%
4. Disposal to composting 2.6%
5. Disposal to incineration 49.7%
1
2
3
4
5

Number of Category 1 and 2 pollution incidents
Yorkshire Water



40
0
97/98 (37)
98/99 (37)
99/00 (26)
00/01 (14)
01/02 (10)

Source of abstraction
Yorkshire Water



1. Rivers 39.6%
2. Boreholes 20.8%
3. Reservoirs 39.6%
1
2
3

Corporate & social responsibility

Community We are as reliant on the support, prosperity and well being of the communities in which we operate as they are on the products and services we provide.

Kelda challenges itself to make a difference to the quality of people's lives over and above the provision of high quality water and waste water services.

In the UK and the US we have well established community programmes in place which provide financial support and help in kind to a wide variety of different individuals and organisations.

These partnerships are of real importance to Kelda in terms of building a greater understanding of and forging stronger links with the communities in which we operate.

Our community programmes have the following themes:

Education – It is our role to educate people about water, nature's most precious resource and build a greater awareness of our activities and environmental achievements.

Environment – The environment is at the heart of almost everything we do. As well as being stewards of the land and providing sustainable water supplies, through the efficient operation and upgrading of our sewers and waste water treatment works, we also play a significant role in terms of preventing pollution and promoting improvements in river and bathing water quality.

Empowerment – As well as helping communities to help themselves, we believe there are benefits to empowering our employees by giving them the opportunity to get involved in a wide range of initiatives.

To make the partnerships we forge as strong and productive as possible, all our employees are actively encouraged to become involved in community initiatives and act as ambassadors for the company.

Encouraging employees to take a wider role and more ownership of our community programmes has given greater recognition and pride of achievement in the business. It has generated greater personal development opportunities for individuals and delivered important benefits for the communities we serve.

Community

Case study: Yorkshire Water – 'Cool Schools'

Yorkshire Water's 'Cool Schools' campaign was named communi initiative of the year 2002 at the prestigious Utility Industry Achievement Awards, beating off stiff competition from some of the biggest names in the water, gas, electricity and telecommunications industries.

'Cool Schools' was launched in June 2002 and is the biggest community initiative ever undertaken by the company.

The aim of the campaign is to combat the problem of dehydration in local primary schools by making chilled drinking water more readily available to pupils.

Over the next three years Yorkshire Water plans to install mains fed water coolers in every primary school in the region. To encourage children to make maximum use of the coolers, a special water bottle has also been designed aimed specifically at five to 11 year olds.

The campaign was launched in response to claims by local health experts that dehydration in schools is having a damaging effect on children's health and education.

Research shows that children are suffering from headaches, fatigue, irritability and poor concentration because some schools failing to provide pupils with adequate access to drinking water also causing short and long term kidney and urinary tract infect

Under the terms of the scheme, Yorkshire Water is offering schools free water coolers, with schools only being asked to pay for installation and maintenance.


hirsty?

Community

Case study: Aquarion – 'Water For People'

Aquarion has joined forces with 'Water For People', a US based charity that helps improve the availability of quality drinking water in impoverished countries.

Every year Aquarion supports community based and charitable events by donating bottles of water.

During 2003 however, the company has also agreed that for every bottle it donates, it will give 10 cents to 'Water For People' to help fund its ongoing work in developing countries.

Aquarion's bottles will also carry labels that explain 'Water For People's' aims and objectives and how people can obtain even more information by visiting the charity's website.

Aquarion Water's President and Chief Executive Janet Hansen said: "Americans have become so accustomed to drinking water that complies with stringent, health related standards that we often overlook the terribly unsafe conditions that affect our neighbours' drinking water throughout the world. Aquarion is delighted to be able to help 'Water For People' address this very important issue."

'Water For People' executive director Steve Werner said: "This is a wonderful example of corporate giving that not only provides us with a new source of funding but also helps spread the word to a much broader audience."

'Water For People' has already supported more than 500 community based projects in developing countries, resulting in a dramatic decline in the number of diseases such as cholera, typhoid and hepatitis A.



Water For People Aquarion's initiative will help provide improved water supplies in developing countries.

Community

Case study: Yorkshire Water – helping schools

Yorkshire Water and HSBC are joint lead sponsors of the North East Sheffield Education Action Zone (EAZ).

The zone is one of 73 created by the government to improve performance in schools in challenging circumstances. It embraces three secondary and 17 primary schools and one special needs school.

During the past year Yorkshire Water has invested more than £45,000 in cash and support in kind.

As well as funding the EAZ's award winning newsletter, Yorkshire Water provides office accommodation, facilities support and training and development courses. Several employees also donate a considerable amount of time and energy towards helping the EAZ realise its goals.

Several other large businesses – including Cadbury Schweppes, Toshiba, Corus and Sheffield City Council – also support the zone's activities.

Yorkshire Water's Commercial Director Paul Wynn, who is also Chairman of the EAZ, said: "The EAZ has made a real difference to the quality of education provided in local schools and Yorkshire Water is proud to have played a pivotal role in delivering these improvements."



Helping schools Prime Minister Tony Blair and Home Secretary David Blunkett jamming with young musicians during a fact finding visit to Firth Park Community Arts College in February 2003.

Community

Case study: Yorkshire Water – 'Community Catalyst Fund'

Yorkshire Water operates a 'Community Catalyst Fund' which is administered by a panel of 12 employees drawn from all levels of the business.

These volunteers are responsible not only for considering requests for financial assistance but also proactively identifying community based initiatives which align with the company's business objectives.

Donations are predominantly given as a catalyst to help kick start new initiatives and help community groups help themselves.

Members of the panel conduct regular site visits to see for themselves the work carried out by potential beneficiaries and ensure the authenticity and sustainability of the initiatives we are asked to support.

During 2002/03, Yorkshire Water donated a total of £100,000 to approximately 50 different projects in this way.



RIVERCAIRE

Community Catalyst Fund Bradford Amateur Rowing Club was one of the many organisations to benefit from the fund. A £4,000 donation from Yorkshire Water helped the club purchase a vitally needed new boat suitable for junior rowers. The water company's donation was match funded through the Sportsmatch scheme which enables the advancement of sport at a grass roots level.

Workplace We recognise that the morale and motivation of our staff directly links with how they value the company and how well the business performs. Our aim therefore is to continually improve all aspects of the workplace.

Working at Kelda

Kelda employs over 3,000 people, of which around 500 are based in the US.

We strive to improve our reputation as a good employer. This helps and encourages people to stay with us and act as community ambassadors for the business.

We recognise that work/life balance is important to many of our employees and this year we launched a new suite of family friendly policies to supplement our existing range of part time working opportunities, flexible working and formal job share policies.

A lot of emphasis is placed on helping employees to understand how their objectives relate to the company's business plan, how they are performing against their objectives, and how their performance related pay is determined.

We monitor employee satisfaction on a regular basis.

Regular communications include face to face sessions between employees and the senior management team, our 'We're Listening' database where all issues raised are replied to within seven days and our bi-monthly house magazine, Connections. Employees are encouraged to seek out the information needed to carry out their role to its full potential, to share learning, expertise and information with colleagues, to give feedback which helps the company to improve and to ensure that they understand issues.

Through our annual business excellence awards, we also seek to celebrate and reward the innovation, creativity and achievements of our employees. During 2002/03, almost 200 team and individual entries were received, giving a clear indication of the ongoing popularity and success of the event.

Workplace

Case study: **Loop – great place to work**

Loop is officially a great place to work.

During 2002/03, the company picked up two prestigious accolades which clearly demonstrates how its positive approach to people is appreciated by employees.

Loop was featured as one of the 100 best companies to work for in the well-respected Sunday Times' awards.

Loop competed against an international list of companies and was placed at number 70 – ahead of much larger organisations such as Marks and Spencer, American Express and Avon Cosmetics.

It was also featured in the Financial Times' Top 50 Best Workplaces in the UK survey, at number 42. Again this was a considerable achievement as more than 1,000 companies entered.

Managing Director of Loop Alastair Thomson said: "One of the most important ways we ensure high levels of service on behalf of our clients is to ensure that the people who work for us are happy and fulfilled in their working life. To receive such positive endorsement of our approach in these nationally recognised awards is an important measure of how much we try to get our approach to people right," he added.



Workplace

Case study: **Yorkshire Water – employee volunteering**

Yorkshire Water's commitment to employee volunteering is well established.

The company was singled out for praise in a discussion document published recently by HM Treasury and the Home Office.

Entitled 'Next Steps On Volunteering & Giving In The UK', the document set out how the government proposed to continue encouraging businesses to forge stronger links with the communities in which they operate.

Yorkshire Water, which has approximately 20% of its workforce actively engaged in volunteering schemes, was highlighted as an organisation that offers great flexibility, opportunities and encouragement to its employees to get involved in community initiatives.

"The strategy is entrenched in the company's business plan. The focus is on a programme of employee volunteering – this helps build close links with community groups and the business itself benefits as its people see community engagement as a part of their personal development," said the report.

The company is involved in a range of volunteering schemes, such as 'Right To Read', the national science and engineering ambassadors initiative and through Bradford's Shipley and A+ Education Action Zones.

Employees also donate more than £30,000 a year to charity through the company's payroll giving scheme.



Marketplace Our interface with customers, suppliers and contractors is important to the success of our business. We continually seek to improve our relationships with our stakeholders and share our expertise and success.

Kelda proactively engages with a wide range of stakeholder groups and has forged numerous partnerships aimed at building a greater understanding of their diverse needs and aspirations.

This meaningful two way dialogue helps us to shape our policies and procedures to ensure that, wherever practicable, we can tailor our activities to meet market expectations.

Through regular research we gauge the views of our customers and their levels of satisfaction with the products and services we provide. This has already led to the development of a range of added value services.

For example, domestic customers are provided with free water saving devices to install in their homes, free drinking water bottles, a wide range of flexible payment options and special tariffs for vulnerable customers.

Yorkshire Water was also one of the first UK companies to introduce service plans for its key business customers and voluntarily commit to enhanced levels of service over and above regulatory requirements.

We recognise however that our reputation for financial efficiency, service excellence and environmental improvements is not based solely on our own efforts but those of our suppliers and contractors as well.

We have developed contract partner criteria which balance cost and financial efficiency with their desire and commitment to deliver the same high standards of customer care as we as a company strive to achieve and which our customers expect.

Marketplace

Case study: Yorkshire Water – business customer survey

For the second year running, Yorkshire Water has topped a business customer satisfaction survey commissioned by the independent Energy Information Centre.

150 businesses nationally were asked to rate how their local water and sewerage company performed in a number of key areas.

Yorkshire Water was ranked joint first for water supply and was top performer for the removal of industrial waste and effluent.

The report said: "When compared in detail against other individual water suppliers, Yorkshire Water comes top for water pressure, reducing water usage, ease of contact, listening to needs, solving problems, explaining the industry and knowing the customer's company. Many of these arise from good account management."

Yorkshire Water recently launched a major customer care initiative believed to be a first for the UK water industry.

Each of the company's top 30 business customers now have their own dedicated customer care teams responsible for managing their every need.

Following the launch of the new key account teams, customer satisfaction rose from 91% to 95% and when compared against other leading suppliers from 86% to 89%.



Business customer survey Yorkshire Water provides its business customers with a range of products and services to help improve their own performance and profitability.

Marketplace

Case study: Yorkshire Water – contractor awards

Yorkshire Water recently took a major step forward in being recognised as a contract centre of excellence when it staged its inaugural contract partner awards.

Over 180 employees from key contractors attended the event along with representatives from the industry's regulatory bodies, the Environment Agency, Drinking Water Inspectorate, Ofw and the Health and Safety Executive.

The aim of the event was to recognis and reward the achievements of Yorkshire Water's contractors who play a crucial role in the delivery of services and improvements to the company's 4.7 million customers.

Morrison Utility Services was named best overall performing partner, with AME Utilities taking the title of best overall safety provider.

Steve Ryan, contract support manage for AMEC, said: "Winning the award was great because we've worked so hard to strengthen our safety record over the pas 12 months. As a business we place a lot o emphasis on employee and public safety."

Yorkshire Water has also developed a 'Service Charter' which has been rolled ou to contractors to ensure they understand the company's policies and procedures and are able to deliver a consistently high standard of service to customers.


YorkshireWater

Contractor awards The successful Morrison Utilities t pictured with Kelda's Chief Executive Kevin Whitema

Board of directors



01	02
03	04
05	06
07	

Denotes
[A] Member of the audit committee
[B] Member of the nominations committee
[C] Member of the remuneration committee
[D] Member of the environment and community committee

01 John Napier (60)[ABD]
Chairman
Joined the Board in June 1999. Appointed Chairman on 1 April 2000. Chairman of Yorkshire Water Services Limited and a non executive director of Waste Recycling Group plc. He was recently appointed Chairman of Royal & Sun Alliance Insurance Group plc. He has formerly held senior posts as Chairman of Booker plc and Group Managing Director of Hays plc. He is also Chairman of Yorkshire and Humber Rural Affairs Forum and a member of the Yorkshire Forward Board.

02 Kevin Whiteman (46)[D] BSc, CEng, MIME
Chief Executive
Appointed to the Board in September 2000 and appointed Chief Executive in September 2002. Joined Yorkshire Water Services Limited in 1997 as Business Director, Waste Water. Formerly Chief Executive and Accounting Officer of the National Rivers Authority and Regional Director of the Environment Agency. Previously held senior positions with British Coal.

03 Martin Towers (50) BA, FCA
Group Finance Director
Appointed to the Board in March 2003. Formerly Finance Director of Boots The Chemist, McCarthy & Stone plc, The Spring Ram Corporation plc, Allied Textiles Group plc and Yorkshire Group plc.

04 Richard Schmidt (59) BSc, MSc, Phd, MBA
President and Chief Executive of Aquarion Company
Appointed to the Board in September 2002. Joined Aquarion Company in 1995. Formerly President and Chief Operating Officer of Mechanical Technology Inc, President and Chief Executive Officer of Gundle Environmental Systems and held senior positions in Ecodyne Corporation.

05 Ken Jackson (63)[ABC]
Non Executive Director
Joined the company in October 2000. Chairman of PM Group Plc. Formerly Deputy Chairman and Chief Executive of Carbo plc and a non executive director of Nightfreight plc, Motorworld Group plc and Ring plc (Chairman).

06 Derek Roberts (60)[ABC] FCII, FCIB, CIMgt
Non Executive Director
Joined the company in September 1996. Non executive director of Yorkshire Water Services Limited, Chairman of Kelda Group Pension Trustees Limited. Formerly Chairman of Yorkshire Building Society, and a non executive director of BWD Securities plc.

07 David Salkeld (47)[BC] BSc(Econ), DipPM
Non Executive Director
Joined the company in October 2000. Group Chief Executive of the Grampian Country Food Group. Formerly Chief Executive of Arla Foods plc and held senior posts in Grand Metropolitan plc and Northern Dairies.

Directors' report

The directors present their report for the year to 31 March 2003.

Result and dividends
The profit attributable to shareholders for the year was £126.1m. After dividends totalling £100.8m, £25.3m was transferred to the group's reserves.

The directors recommend a final dividend of 18.19p per share to be paid on 1 October 2003, to those shareholders on the register at the close of business on 29 August 2003. An interim dividend of 7.86p per share was paid on 28 February 2003. The total dividend for the year will amount to 26.05p per share (2002: 25.50p).

Principal activities
The directors' report should be read in conjunction with the operating and financial review, which includes information about group businesses, the financial performance during the year and future developments.

The principal activities of the group are the supply of clean water and the treatment and disposal of waste water. Yorkshire Water Services Limited (Yorkshire Water), the group's regulated utility business in the UK, is responsible for both water and waste water services. Aquarion Company (Aquarion) the group's US subsidiary provides water services and waste water contract services in the states of Connecticut, New York, Massachusetts and New Hampshire. The group's other businesses are KeyLand Developments Limited, a company which primarily develops surplus property assets of Yorkshire Water and Loop Customer Management Limited which provides managed customer services. In addition, the group holds 45.5% of the issued share capital of Waste Recycling Group plc, a leading waste management company.

Acquisitions and disposals
In April 2002 Aquarion acquired the New England operations of the American Water Works Company for $120m in cash and the assumption of $104m of debt. Further details of the acquisition are given on page 64. Timco, Aquarion's small timber business is being closed.

Directors
The directors are: John Napier, Chairman; Kevin Whiteman, Chief Executive; Martin Towers, Group Finance Director; Richard Schmidt, President and Chief Executive, Aquarion; Ken Jackson, Derek Roberts and David Salkeld, non executive directors.

Richard Schmidt and Martin Towers have been appointed since the company's 2002 annual general meeting, on 2 September 2002 and 1 March 2003 respectively. In accordance with article 82 of the company's articles of association they will retire at the forthcoming annual general meeting and offer themselves for election, which is recommended by the board, in accordance with article 111. Details of their service contracts appear in the remuneration report on page 34. In accordance with article 105, Derek Roberts will retire at the forthcoming annual general meeting and will offer himself for re-election, which is recommended by the board in accordance with article 109. Mr Roberts has no service contract with the company. Details of the unexpired term of his letter of appointment appear in the remuneration report on page 34.

The directors' service agreements and letters of appointment are described in the remuneration report on page 34. Additional information relating to directors who served during the year, including remuneration and interests in the company's shares is contained on pages 35 to 37. The details of directors' interests in the company's shares form part of this report.

Corporate and social responsibility
There are group policies for the Environment, Health and Safety, Human Resources, as well as a Code of Ethics, and related policies. The internal control processes described on page 32 take account of social, environmental and ethical risks. In addition, the board receives information as part of the normal reporting process to identify and assess such significant risks where they are relevant to the nature of the company's business. Further details are included in the following sections of the directors' report and in the Corporate & social responsibility section on pages 20 to 27.

Employees and employment policies
The group strives to create a positive working environment for its employees. The company is committed to increasing employee involvement and places great emphasis on open two way communication There is an extensive consultation and communication process with employees and trade unions to keep employees informed and involved. Employees have opportunities to express their views including regular face to face sessions with senior management, and are kept informed via regular briefings and in-house publications.

The group's employment policies go well beyond current legal requirement The company recognises that work/life balance is a key factor and offers a range of part time working opportunities, flexible working for some jobs, and a formal jobshare policy. UK based employees also have the opportunity to acquire a direct stake in the success of business through a sharesave scheme which has been operating since 1989.

The group is committed to treating job applicants and employees in the same way, regardless of their ethnic origin, gender, disability, race, colour, religion, sexual orientation or age. An active approach to keepin employees who become disabled in employment, and a commitment t equal opportunities for less able job applicants has been recognised wit the 'double tick' accreditation from the UK employment service.

The company's approach to equal opportunities and diversity applies to advertisements for jobs, recruitment and selection, training, conditio of work, pay and to any other aspect of employment. The company continues to build links with ethnic minority groups, and monitors the composition of the workforce to track the effectiveness of actions in relation to issues of diversity.

Kelda continues to be committed to high levels of training and employee development through a wide range of in-house and accredited programmes. Employees are encouraged to seek out the information, development and training needed to carry out their role to its full potential and to share learning, expertise and information with colleagues. The company recognises team and individual achievements via business excellence events and presentations.

Health and safety

The company is committed to achieving high health and safety standards throughout its businesses. The management of health and safety issues operates in the context of the policy adopted by the board and the system of internal control. The company has put in place a number of safety policies and procedures, and provides such information, instruction, training and supervision as is appropriate. In addition, the company provides occupational health, safety and welfare advisory services.

Health and safety goals are set annually in relation to numbers of accidents, working time lost as a result of accidents, training delivery, internal safety audits and the health surveillance programme. These are monitored and reported monthly to senior managers and directors. The use of stretching goals, the effective provision of training and advice, and the continued emphasis by all parties on the importance of health and safety matters has resulted in significant reductions in reportable accidents, all accidents, and working days lost. By the nature of accidents, there can be no guarantee that they will never occur. The measures taken by the company are intended to place emphasis on prevention and continuing vigilance.

In 2002, 14 senior managers were awarded the Institute of Occupational Safety and Health accredited Safety for Senior Executives certificate. Yorkshire Water has been awarded a National Safety Award 2002 from the British Safety Council and a Silver Award for Occupational Safety 2002 from the Royal Society for the Prevention of Accidents.

The company consults with all employees via area and functional health and safety forum groups and subsidiary company safety committees. Local safety issues are discussed and resolved within these groups.

Environment and community

The environmental policy of the company recognises that a sustainable water and waste water business is dependent on environmentally sustainable operations. It is, therefore, committed to integrating environmental best practice and continuous improvement in environmental performance through the efficient, effective and proper conduct of its business.

Environmental performance is reported through the company's web based environment and community report which is regularly updated and independently verified. This can be viewed at **www.keldagroup.com/environment**

The company contributes actively to the communities which it serves. One in five employees has volunteered to take part in a wide range of community activities. These include a community ambassadors scheme, a speakers panel, and support to local education ranging from 'Right to Read' in junior schools through to coaching at senior schools, and mentoring university students from diverse ethnic backgrounds.

Charitable and political contributions

Charitable contributions totalling £0.6m (2002: £0.6m) were made during the year. No political contributions were made.

Research and development

During the year £3.9m (2002: £3.3m) was committed to research and development including £3.0m (2002: £2.3m) on fixed assets.

Purchase of own shares

At the forthcoming annual general meeting, the company will be seeking authority to purchase up to 10% of its ordinary shares. Authority was previously granted at the annual general meeting in 2002 in respect of 10% of the company's issued ordinary share capital but expires at the close of the forthcoming meeting.

Auditors

A resolution to reappoint Ernst & Young LLP as the company's auditors and to authorise the directors to determine their remuneration will be proposed at the forthcoming annual general meeting. The company has adopted an auditor independence policy. It establishes procedures and guidance under which the company's relationship with its external auditors is governed so that the audit committee is able to satisfy itself that there are no factors which may, or may be seen to, impinge upon the independence and objectivity of the audit process. The key features of the policy are:

- Clear accountability of the auditors to the audit committee and the chairman of the board of the company
- The audit committee considers annually its recommendation to reappoint the auditors
- The auditors are required to disclose the safeguards and steps taken to ensure independence and objectivity
- Rotation of audit partners and appropriate restrictions on appointment of employees of the auditors
- Specific restrictions and procedures in relation to the allocation of non audit work to the auditors, which is controlled and monitored by the audit committee

Payment terms to suppliers

The company's normal terms are to make payment in accordance with suppliers' terms of trade or within 30 days from the receipt of services or invoices subject to satisfactory performance by the supplier. Kelda Group plc is a holding company and, at 31 March 2003, had no trade creditors outstanding. The payment terms of individual operating subsidiaries are disclosed in their accounts.

Major shareholdings

As at 4 June 2003 the company had been notified of the following interests amounting to 3% or more of the company's issued ordinary share capital:

M & G Investment Management Ltd 4.76%
Legal & General Investment Management Ltd 3%

Annual general meeting

The notice convening the company's 2003 annual general meeting at the Barbican Centre, York on 31 July 2003 at 11am is set out in a separate document issued to shareholders.

By order of the board
Philip Hudson
Group Company Secretary
5 June 2003

Registered office:
Western House
Halifax Road
Bradford
BD6 2SZ

Registered in England
No. 2366627

Corporate governance

Corporate governance
The company is committed to high standards of corporate governance throughout the group and the board is accountable to the company's shareholders for maintaining those standards. This statement describes how the Code provisions identified in the Combined Code are applied by the company.

The board considers that the company has complied throughout the accounting period with the Code provisions set out in Section 1 of the Combined Code.

The board of directors
The company is led by a board of directors which maintains control over the company's activities. Biographies of the current board members appear on page 28 of this report. These indicate the high level and range of experience which they possess.

The board meets at least six times each year and more frequently where business needs require. The board has a schedule of matters reserved for its decision and the requirement for board approval on these matters is communicated widely throughout the senior management of the group.

Appropriate briefing and training is available to directors on, and subsequent to, their appointment. There is an agreed procedure for directors in the furtherance of their duties to take independent professional advice at the company's expense. Directors have direct access to the group company secretary who is responsible for ensuring that board procedures are followed. The directors receive full and timely access to all relevant information.

The board comprises a chairman, three executive directors and three non executive directors. All of the non executive directors are considered by the board to be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. Derek Roberts is the senior independent director. Following the interim appointment of John Napier as executive chairman, the roles of chairman and chief executive were separated on 2 September 2002.

Potential appointments of both executive and non executive directors to the board are, at the request of the board or the chairman, considered by the nominations committee, which comprises the chairman and all three non executive directors. The recommendations of the nominations committee are ultimately made to the full board, which considers them before any appointment is made.

Any director appointed during the year is required, under the provisions of the company's articles of association, to retire and seek election by shareholders at the next annual general meeting. The articles of association of the company require each director to be subject to re-election at intervals of no more than three years.

The board has delegated certain authority to the following committees. Each committee has formal terms of reference. The membership of each of the committees is shown on page 28.

Executive committee
Chaired by the chief executive and comprising of all the executive directors and the group chairman, it has delegated authority to supervise the executive and operational management of the company.

Audit committee
The audit committee reviews the group's system of internal control, accounting policies and financial and other reporting procedures. It makes recommendations to the board relating to the appointment of the external auditors. It agrees the nature and scope of the audit, reviews its results and cost effectiveness and the independence and objectivity of the auditors in accordance with the policy described on page 30. Ken Jackson is chairman and Derek Roberts and John Napier are members of the audit committee.

Remuneration committee
The remuneration committee recommends to the board the remuneration policies for the executive directors and senior management and determines remuneration packages for those executives. No director is involved in discussion or voting in relation to their own remuneration. David Salkeld is chairman and Derek Roberts and Ken Jackson are members of the remuneration committee.

Nominations committee
The nominations committee makes recommendations to the board on the appointment of directors. Derek Roberts is chairman and Ken Jackson, David Salkeld and John Napier are members of the nominations committee.

Environment and community committee
The environment and community committee recommends to the board appropriate environmental policies and procedures. It is responsible for the publication of the environment and community report which is available on the internet at **www.keldagroup.com/environment** John Napier is chairman and Kevin Whiteman is a member of the committee.

Directors' remuneration
Full details of directors' remuneration and a statement of the company's remuneration policy are set out in the remuneration report appearing on pages 33 to 37.

Communication with stakeholders
The company places a great deal of importance on communication with its stakeholders. Shareholders have direct access to the company via the investor relations section of its website at **www.keldagroup.com** and its free shareholder information telephone service. The company responds promptly to enquiries from shareholders and customers on a wide range of issues. There is regular dialogue with individual institutional shareholders as well as general presentations after the interim and preliminary results. All shareholders have the opportunity to put questions at the company's annual general meeting and the company will make a presentation at the meeting to highlight the key business developments. The chairmen of all board committees will be available to answer questions at the annual general meeting.

Internal control

The board is responsible for the group's system of internal control and for reviewing its effectiveness. There is an ongoing process for identifying, evaluating and managing the significant risks faced by the group and this has been in place for the year under review and up to the date of approval of the annual report and accounts. Strategic, financial, commercial, operational, social, environmental and ethical risks fall within the scope of this process. The process is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable, not absolute, assurance against material misstatement or loss. During the financial year, material joint ventures have been dealt with as part of the group for the purposes of applying the guidance. Associates have not been dealt with as part of the group for this purpose, although, Waste Recycling Group plc has its own process for compliance with the Code provisions.

The group's risk management process is intended to be comprehensive, systematic and continuous, and based on constant monitoring of business risk. The key features of the process include the following:

- The main risks facing the group are identified and recorded in a strategic risk register together with the control mechanisms applicable to each risk. These are collated from risk registers maintained by individual businesses.
- There is clear allocation of management responsibility for risk identification, recording, analysis and control.
- The audit committee generally meets four times each year and reviews the effectiveness of the systems which are in place and reports to the board.
- A risk management forum, chaired by the group finance director, has been established with formal terms of reference comprising of senior management from key disciplines and operating companies. It advises and assists operational managing directors and the board in the implementation of the risk management process and monitors risk on behalf of the board. It reports to the audit committee.
- Business units are required to report annually on principal business risks and the operation of control mechanisms.
- The group audit and business services department provides objective assurance and advice on risk management and control, and monitors the risk management process.
- Comprehensive and well defined control policies are formally set out in the company's policies and procedures manual.

The board confirms that it has reviewed the effectiveness of the system of internal control. It has received the reports of the audit committee and has conducted a formal annual review covering all controls including financial, operational and compliance controls and risk management, in accordance with the Internal Control: Guidance for Directors on the Combined Code issued in September 1999.

Remuneration report

Directors' remuneration report
The members of the remuneration committee during 2002/03 were David Salkeld (Chairman), Derek Roberts, Jamie Pike (resigned 26 July 2002) and Ken Jackson (appointed 26 July 2002). All members of the committee are regarded by the company as independent. The group chairman and the chief executive have provided advice to the committee. For guidance in recommending remuneration packages, the remuneration committee uses published surveys carried out by remuneration consultants, as well as internal research, together with other ad hoc projects to support the objective of ensuring competitive and sustainable remuneration. During the 2002/03 financial year, New Bridge Street Consultants have advised the company on a variety of remuneration related issues, including assisting the remuneration committee with a review of the performance related elements of remuneration packages. The company does not use New Bridge Street Consultants in any capacity other than as an independent adviser on remuneration and employee share scheme matters.

Statement of policy
The company's policy is to establish remuneration packages which enable the company to attract, retain and motivate people with the skills and experience necessary to lead and manage a business of Kelda's size and complexity. Remuneration packages should be aligned with the interests of the company's stakeholders, in particular its shareholders and customers. In recommending remuneration packages, the remuneration committee follows the principle of recognition of the individual's contribution to the business. The company intends that remuneration packages continue to be developed to enable executive directors to receive remuneration which is clearly related to performance, compared to relevant market and industry comparators and taking into account individual performance, responsibilities and experience. Accordingly, a significant proportion of directors' remuneration is performance related through annual and long term incentive plan awards.

The company treats remuneration strategy and its people resource as key components in delivering its vision to the shareholders of Kelda and to the customers of Yorkshire Water and Aquarion. At the same time, the company recognises fully the sensitivities of such matters and the need for due care and attention to be taken when considering such issues.

The current remuneration package for each executive director comprises the following:-

Annual salary and benefits
The annual salary for each executive director is reviewed each year. The review takes into account relevant market comparators and individual performance. Executive directors' salaries are set at the level of remuneration appropriate to the country in which they are based. Benefits in kind include a car and health insurance. Base salary is pensionable.

Non executive directors are paid a base fee of £26,000 per annum. In addition the chairman of the audit committee and the chairman of the remuneration committee are paid fees of £7,500 per annum and £5,000 per annum respectively. Derek Roberts also receives fees of £16,000 per annum in his capacity as a non executive director of Yorkshire Water Services Limited and £10,000 per annum as chairman of Kelda Group Pension Trustees Limited. He does not receive a fee for chairing the nominations committee. The fees of non executive directors are determined by the board.

Annual incentive plan
During the 2002/03 financial year, each executive director had the opportunity to earn an annual incentive award of up to 40% of their salary. Having reviewed the performance related elements of the executive directors' remuneration packages, and in order to provide comparable remuneration packages to those offered by other UK water companies, the remuneration committee has determined that with effect from year commencing 1 April 2003 the maximum potential annual incentive award shall be 60% of salary. Any bonus payment is made in June based on performance in the year ending on the preceding 31 March. Awards are entirely performance related and are assessed against demanding performance targets including a range of Ofwat measures, financial targets and corporate and personal objectives. Annual incentive payments are not pensionable for UK based directors. Payments paid to US based directors are pensionable in accordance with normal US practice. Non executive directors do not participate in the annual incentive scheme.

Long term incentive plan (LTIP)
Under the plan, executive directors may receive, at the discretion of the remuneration committee, a conditional award of Kelda Group plc shares each year, with a value of up to 40% of base salary. The proportion of the award to be vested in the participants after a period of three years will depend upon the company's performance in terms of total shareholder return (i.e. share price movements and reinvested dividends) during the three year period, relative to a comparator group of companies. The total shareholder return of the company is calculated by an independent consultant and compared with and ranked against the comparator group. Vesting of 70% of the award is determined by a reference to the company's ranking against awg plc, Pennon Group plc, Severn Trent plc and United Utilities plc, being the UK listed companies which own and operate regulated water and sewerage companies and whose characteristics are otherwise most similar to those of the company. Vesting of the remaining 30% of the award is determined by reference to the constituents of the FTSE mid 250 index on the date of grant (excluding investment trusts). The rules of the LTIP provide for the balance between water company comparators and FTSE 250 comparators to be adjusted in the event that the number of listed water companies should fall. The remuneration committee believes that the constituents of the comparator group (subject to its expansion in accordance with the proposed variation of the rules of the plan referred to below) provide the most appropriate comparison for the company's performance but keeps this mix of components under continuous review.

In respect of the 70% of the award determined by reference to the four listed water companies, 100% of the award will vest only if the company is ranked first, 60% of the award vests if the company is ranked second, 20% of the award vests if the company is ranked third. All shares are forfeited if the company is ranked below third.

In respect of the 30% of the award determined by reference to FTSE 250, 100% of the award vests for upper quartile performance. Between 100% and 20% of the award vests for performance between upper quartile and median. All shares are forfeited for below median performance.

No benefits under the plan are pensionable.

The non executive directors do not participate in the LTIP.

Having reviewed the performance related elements of the executive directors' remuneration packages, the remuneration committee has decided to replace the existing LTIP with a new LTIP. Details of the proposal are included with the separate notice of meeting.

Service contracts
The company's policy on the duration of contracts with executive directors is that they should not normally be of fixed duration, should be subject to twelve months notice by the company and six months notice by the director. The notice periods have been selected to be consistent with current corporate governance best practice. Termination payments are made in accordance with the terms of the contract.

The company's policy in respect of non executive directors is to make appointments generally of three years duration, the terms of which do not contain any express provision for notice periods or termination payments in the event of early termination of their appointment.

Kevin Whiteman and Martin Towers entered into service agreements with the company on 2 September 2002 and 12 February 2003, respectively. The contracts are not of fixed duration and each provide for notice periods of twelve months by the company and six months by the director. The agreements do not contain any specific provision for compensation payable on early termination, and any termination payment would be calculated to take account of the contractual notice period and any annual incentive payment which would have been paid, subject to the achievement of performance objectives.

Richard Schmidt entered into a service agreement with the company on 8 August 2002. The agreement is for a fixed duration terminating on 31 July 2004, subject to any agreed extension or early termination. The agreement provides that in the event of early termination, Mr Schmidt shall except in certain specified circumstances, be entitled to receive an immediate pension and should be compensated for the amount of any annual incentive award which would have been paid in respect of both the part of the year prior to termination, and the unexpired term of the contract, subject to the achievement of performance objectives.

John Napier's appointment as chairman of the board of Kelda Group plc took effect on 2 September 2002 and is for a three year term. The terms of appointment do not contain any provisions for notice periods or for compensation in the event of early termination.

Derek Roberts' appointment as a non executive director is with effect from 1 September 2002 and is for a three year term. The appointments of Ken Jackson and David Salkeld each took effect on 2 October 2000 for a period of three years. The terms of appointment do not contain any provisions for notice periods or for compensation in the event of early termination.

James Newman's service agreement with the company was terminated on 6 August 2002. The agreement provided for 12 months notice by the company and 6 months notice by Mr Newman and in the event of termination by the company, for payment of one year's salary by the company to the benefit of pension provision. Full details of the termination payment and pension benefit are contained at pages 35 and 36.

John O'Kane's service agreement with the company was terminated on notice by Mr O'Kane with effect from 30 September 2002. The agreement provided for 12 months notice by the company and 6 months notice by Mr O'Kane. No termination payment was made.

Jamie Pike's appointment as a non executive director terminated on 25 July 2002 following his resignation. His letter of appointment did not contain any express provisions for notice periods or termination payments in the event of early termination, and no termination payment was made.

Performance graphs
The following graph shows the value, by the end of March 2003, of £100 invested in Kelda on 31 March 1998 compared with the value invested in the FTSE 350 Index (excluding Investment Companies). The other points plotted are the values at intervening financial year ends. This index has been selected as Kelda Group plc is a constituent of the FTSE 350.


120
100
80
60
40
20
0
31-Mar-98
31-Mar-99
31-Mar-00
31-Mar-01
31-Mar-02
31-Mar-03
Kelda Group
FTSE 350 Index (excluding Investment Companies)

The following graph shows the value, by the end of March 2003, of £100 invested in Kelda on 31 March 1998 compared with the value invested in a hypothetical market weighted index comprising six other water companies (awg, Pennon Group, Severn Trent, United Utilities, Bristol Water and Dee Valley). The other points plotted are the values at intervening financial year ends. This index has been selected as it incorporates companies with characteristics comparable to those of Kelda Group plc.


120
100
80
60
40
20
0
31-Mar-98
31-Mar-99
31-Mar-00
31-Mar-01
31-Mar-02
31-Mar-03
Kelda Group
Market weighted water companies index

The following sections of the remuneration report, with the exception of the table of directors' beneficial interests in shares, have been audited.

Directors' emoluments

	Salary/fees £000	Annual incentive award £000	Benefits in kind £000	Termination payments £000	**Total emoluments 2003 £000**	Total emoluments 2002 £000
Chairman						
J A Napier	192	–	18	–	**210**	337
Executive directors						
J H Newman (resigned 06.08.02)	65	37	12	207	**321**	267
J P O'Kane (resigned 30.09.02)	83	41	8	–	**132**	206
R K Schmidt* (appointed 02.09.02)	102	30	12	–	**144**	–
M G Towers (appointed 01.03.03)	13	–	–	–	**13**	–
K I Whiteman	204	77	19	–	**300**	221
Non executive directors						
K Jackson	28	–	–	–	**28**	21
J R P Pike (resigned 25.07.02)	9	–	–	–	**9**	26
D F Roberts	50	–	4	–	**54**	48
D J Salkeld	28	–	7	–	**35**	32
	774	185	80	207	**1,246**	1,158

*Salary and benefits denominated in US dollars and translated into sterling at an average exchange rate of $1.55 to £1.

(i) Waste Recycling Group plc paid fees of £24,000 in respect of John Napier and £8,000 in respect of James Newman (before his resignation) for their services as non executive directors of WRG during the year. The fees were received by the company and not the individuals.
(ii) The executive directors participated in a profit related pay scheme which is open to all UK employees who have been employed by the group for a minimum period of employment. In 2002/03 this scheme paid £370 (2002: £350) to each qualified participant and this is included in the salaries shown in the table above.
(iii) The annual incentive awards referred to above are performance related and are fully described in the narrative section of this report.
(iv) The amount disclosed in respect of Richard Schmidt relates to his period of appointment as a director of Kelda Group plc.

Pensions

The following directors were members of defined benefit pension arrangements provided by the company during the year. The main features of the Kelda Group Pension Plan applicable to executive directors are:
(i) a normal retirement age of 60;
(ii) an accrual rate of 1/30th per year of pensionable service up to 20 years;
(iii) four times pensionable pay for death in service;
(iv) spouse's pension on death

Pension entitlements and corresponding transfer values increased as follows during the year.

	Total accrued pension at 31/3/02 £	**Total accrued pension at 31/3/03 £**	Increase in accrued pension net of inflation £	Transfer value of net increase in accrued pension over period £	Transfer value of accrued pension at 31/3/02 £	**Transfer value of accrued pension at 31/3/03 £**	Total change in transfer value during period £
J A Napier	–	**22,919**	22,919	343,555	–	**343,555**	343,555
J H Newman (resigned 06.08.02)	25,414	**42,727**	16,576	605,018	301,929	**954,475**	648,667
J P O'Kane (resigned 30.09.02)	15,496	**19,986**	4,041	31,179	125,717	**178,855**	48,188
R K Schmidt	82,117	**157,918**	75,801	1,078,638	735,633	**1,937,820**	1,202,187
M G Towers	–	**444**	444	4,267	–	**5,067**	4,267
K I Whiteman	18,498	**31,307**	12,273	102,975	157,286	**293,991**	124,505

(i) Accrued pensions shown are the amounts that would be paid annually on retirement based on service to the end of the year, or date of leaving or retirement if earlier.

(ii) The transfer value of the increase in accrued pension (net of inflation) represents the incremental value to the director of his service during the year. It is based on the accrued pension increase after deducting the director's contribution. For Mr Newman and Mr Schmidt, this figure includes the value of the change in payment date for benefits.

(iii) Transfer values have been calculated in accordance with version 8.1 of guidance note GN11 issued by the actuarial profession.

(iv) The change in the transfer value includes the effect of fluctuations in the transfer value due to factors beyond the control of the company and directors, such as changes in stockmarket conditions between the valuation dates. It is calculated after deducting the director's contribution.

(v) Voluntary contributions paid by directors and resulting benefits are not shown.

(vi) In addition to the benefits shown above, Mr Newman received an augmentation to his benefits in 2001 on a money purchase basis. The resulting pension on retirement in respect of this augmentation was £1,797 per annum.

(vii) Mr Schmidt's benefits are payable under the Aquarion pension arrangements in the US. The transfer value figures shown have been calculated on a consistent basis to the figures for the UK directors. The benefits are denominated in dollars and have been converted to sterling for the purposes of this disclosure using a conversion factor of $1.58 to £1.

The company contributes 12% of salary to the Kelda Group Pension Plan (KGPP) in respect of executive directors, which is an approved scheme subject to Inland Revenue limits. The company makes separate accounting provision for unfunded liabilities arising from contractual commitments above the Inland Revenue earnings cap. The figures include the unfunded element.

Directors' shareholdings

The beneficial interests of the directors, who held office at the end of the year, and their immediate families in the ordinary shares of the company as at 31 March 2003 and at the beginning of the year (or date of appointment where later) are set out below:

	At 31 March 2003	At 1 April 2002
Chairman		
J A Napier	**30,000**	30,000
Executive directors		
R K Schmidt (appointed 02.09.02)	–	–
M G Towers (appointed 01.03.03)	–	–
K I Whiteman	**4,408**	1,936
Non executive directors		
K Jackson	–	–
D F Roberts	**1,973**	1,973
D J Salkeld	–	–

In addition to the above beneficial interests in the company's shares, the executive directors are regarded for Companies Act purposes as being interested in 6,161,506 ordinary shares of the company held by an employee share ownership trust (ESOT) and 34,239 ordinary shares held by a qualifying employee share ownership trust (QUEST). All employees (including executive directors) are potential beneficiaries of the trusts, the purposes of which are to provide shares to satisfy options under the company's save-as-you-earn share option scheme and, in the case of the ESOT, grants made pursuant to the long term incentive plan.

It is not anticipated that any employee or executive director will be entitled to receive from either trust a greater number of shares than that to which they are entitled on exercise of options granted to them under the share option scheme or the vesting of awards pursuant to the long term incentive plan.

There have not been any changes to the shareholdings or options of the directors between 31 March 2003 and 4 June 2003.

Directors' share options
In common with all eligible employees of the group, executive directors are entitled to participate in the company's Inland Revenue approved save-as-you-earn share option scheme. The interest of directors in particular issues under the scheme are:

	At 1 April 2002	Granted during year	Exercised during year	Lapsed during year	**At 31 March 2003**	Exercise price (p)	Market price at date of exercise (p)	Date options exercisable	Date options expire
J H Newman	4,036	–	(3,914)	(122)	–	240.0	421.5	–	–
J P O'Kane	3,229	–	–	(3,229)	–	–	–	–	–

The market price of the shares subject to these options at 31 March 2003 was 409.5p (2002: 389.5p) and has ranged from 356.75p to 440.0p during the year. The aggregate gain on the exercise of share options during the year was £7,104 (2002: £nil).

Long term incentive plan
Interests of the directors in the plan described on page 33 are:

	At 1 April 2002	Date awarded	Market price at date of award p	Granted during year	Vested 19 July 2002	Vested 12 Sept 2002	Vested 24 Oct 2002	Lapsed during year	**At 31 March 2003**	Earliest vesting date
J H Newman	13,134	June 1999	443.50	–	(10,937)	–	–	(2,197)	–	
	19,101	June 2000	356.00	–	–	(12,862)	(573)	(5,666)	–	
	18,379	June 2001	391.75	–	–	(7,415)	(474)	(10,490)	–	
	–	June 2002	436.00	16,972	–	(852)	(37)	(16,083)	–	
J P O'Kane	4,853	June 1999	443.50	–	(4,041)	–	–	(812)	–	
	14,045	June 2000	356.00	–	–	–	–	(14,045)	–	
	13,784	June 2001	391.75	–	–	–	–	(13,784)	–	
	–	June 2002	436.00	15,138	–	–	–	(15,138)	–	
R K Schmidt	47,363	June 2001	391.75	–	–	–	–	–	**47,363**	07.06.04
	–	June 2002	436.00	21,993	–	–	–	–	**21,993**	11.06.05
M G Towers	–	–	–		–	–	–	–	–	
K I Whiteman	4,947	June 1999	443.50	–	(4,120)	–	–	(827)	–	
	15,169	June 2000	356.00	–	–	–	–	–	**15,169**	21.09.03
	14,805	June 2001	391.75	–	–	–	–	–	**14,805**	07.06.04
	–	June 2002	436.00	16,514	–	–	–	–	**16,514**	11.06.05

(i) The market price on 19 July 2002 was 385.0p
(ii) The market price on 12 September 2002 was 390.0p
(iii) The market price on 24 October 2002 was 394.0p

The market price of the shares on 4 June 2003 was 436.0p. The aggregate value of shares vested during the year was £160,201 (2002: £50,674).

By order of the board
Philip Hudson
Group Company Secretary
5 June 2003

Directors' responsibilities

Statement of directors' responsibilities

The directors are required by the Companies Act 1985 to prepare accounts which give a true and fair view of the state of affairs of the company and of the group as at the end of the financial year and of the profit or loss of the group for the financial year.

In preparing the accounts of the company and of the group, the directors confirm that they have:
(i) selected and consistently applied appropriate accounting policies;
(ii) made reasonable and prudent estimates and judgements, where appropriate;
(iii) followed applicable accounting standards; and
(iv) prepared the accounts on a going concern basis.

The directors are responsible for ensuring that the company and its subsidiary undertakings keep accounting records which disclose, with reasonable accuracy, the financial position of the company and the group and which enable them to ensure that the accounts comply with the Companies Act 1985. They also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of both the company and the group and to prevent and detect fraud and other irregularities.

The above statement, which should be read in conjunction with the Report of the auditors, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the accounts.

Report of the auditors

Independent auditors' report to the shareholders of Kelda Group plc
We have audited the group's accounts for the year ended 31 March 2003 which comprise the Group profit and loss account, Group Balance sheet, Company Balance sheet, Group cash flow statement, Statement of group total recognised gains and losses, and the related notes 1 to 30. These accounts have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Remuneration report that is described as having been audited.

This report is made solely to the company's shareholders, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's shareholders those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's shareholders as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual report, the Remuneration report and the accounts in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of directors' responsibilities.

Our responsibility is to audit the accounts and the part of the Remuneration report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the Corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual report and consider whether it is consistent with the audited accounts. This other information comprises the Directors' report, unaudited part of the Remuneration report, Chairman's statement, Chief Executive's review, Operating and financial review, Corporate governance statement and Corporate & social responsibility report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the Remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Remuneration report to be audited.

Opinion
In our opinion the accounts give a true and fair view of the state of affairs of the company and of the group as at 31 March 2003 and of the profit of the group for the year then ended; and the accounts and the part of the Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP, Registered Auditor, Leeds
5 June 2003

Group profit and loss account

Year ended 31 March 2003

	Note	Before exceptional items £m	Exceptional items £m	2003 Total £m	Before exceptional items £m	Exceptional items £m	2002 Total £m
Turnover: group and share of associates and joint ventures	2	**838.1**	**–**	**838.1**	799.8	–	799.8
Share of associates' and joint ventures' turnover		**(147.6)**	**–**	**(147.6)**	(141.0)	–	(141.0)
Group turnover		**690.5**	**–**	**690.5**	658.8	–	658.8
Continuing operations		**651.3**	**–**	**651.3**	647.0	–	647.0
Acquisitions		**29.5**	**–**	**29.5**	–	–	–
Discontinued operations		**9.7**	**–**	**9.7**	11.8	–	11.8
Operating costs	3	**(425.2)**	**–**	**(425.2)**	(413.8)	–	(413.8)
Group operating profit		**265.3**	**–**	**265.3**	245.0	–	245.0
Continuing operations		**256.6**	**–**	**256.6**	251.9	–	251.9
Acquisitions		**10.5**	**–**	**10.5**	–	–	–
Discontinued operations		**(1.8)**	**–**	**(1.8)**	(6.9)	–	(6.9)
Share of associates' and joint ventures' operating profit		**18.8**	**(7.0)**	**11.8**	20.3	–	20.3
Operating profit: group and share of associates and joint ventures	2	**284.1**	**(7.0)**	**277.1**	265.3	–	265.3
Net exceptional profit on sale of land (US)	4	**–**	**–**	**–**	–	60.3	60.3
Net exceptional loss on disposal of operations	5	**–**	**–**	**–**	–	(25.9)	(25.9)
Exceptional loss on closure of operations	6	**–**	**(3.9)**	**(3.9)**	–	–	–
Profit on ordinary activities before interest		**284.1**	**(10.9)**	**273.2**	265.3	34.4	299.7
Net interest payable							
– group	7	**(98.1)**	**–**	**(98.1)**	(93.3)	–	(93.3)
– associates and joint ventures		**(10.8)**	**–**	**(10.8)**	(9.3)	–	(9.3)
Profit on ordinary activities before taxation		**175.2**	**(10.9)**	**164.3**	162.7	34.4	197.1
Taxation on profit on ordinary activities	8						
– current taxation		**(7.0)**	**–**	**(7.0)**	(7.3)	(19.0)	(26.3)
– deferred tax		**(29.9)**	**0.9**	**(29.0)**	(14.8)	–	(14.8)
– share of associates' and joint ventures' tax		**(4.6)**	**2.6**	**(2.0)**	(4.7)	–	(4.7)
Profit on ordinary activities after taxation		**133.7**	**(7.4)**	**126.3**	135.9	15.4	151.3
Equity minority interests		**(0.2)**	**–**	**(0.2)**	0.1	–	0.1
Profit attributable to shareholders		**133.5**	**(7.4)**	**126.1**	136.0	15.4	151.4
Dividends	10	**(100.8)**	**–**	**(100.8)**	(98.3)	–	(98.3)
Retained profit for the financial year		**32.7**	**(7.4)**	**25.3**	37.7	15.4	53.1
Basic earnings per share	11			**32.7p**			39.3p
Adjusted earnings per share (excluding deferred tax)	11			**42.4p**			39.1p
Diluted earnings per share	11			**32.6p**			39.2p

Statement of group total recognised gains and losses

Year ended 31 March 2003

	2003 £m	2002 £m
Profit attributable to shareholders	**126.1**	151.4
Exchange adjustments	**1.5**	(1.5)
Total recognised gains and losses relating to the year	**127.6**	149.9
Prior year adjustment	**–**	(138.1)
Total gains and losses recognised since last annual report	**127.6**	11.8

Balance sheets

At 31 March 2003

		Group		Company	
	Note	**2003 £m**	2002 £m	**2003 £m**	2002 £m
Fixed assets					
Intangible assets	12	**243.8**	184.9	**-**	-
Tangible assets	13	**3,606.7**	3,332.2	**-**	-
Investments		**138.1**	144.8	**1,780.6**	1,646.7
Investments in group undertakings	14			**1,654.5**	1,515.4
Investments in joint ventures	14	**3.1**	3.4	**-**	-
Share of gross assets		**34.9**	33.9	**-**	-
Share of gross liabilities		**(35.1)**	(33.8)	**-**	-
Loans to joint ventures		**3.3**	3.3	**-**	-
Investments in associated undertakings	14	**115.5**	116.2	**105.8**	105.8
Other investments	14	**19.5**	25.2	**20.3**	25.5
		3,988.6	3,661.9	**1,780.6**	1,646.7
Current assets					
Stocks	15	**1.5**	3.1	**-**	-
Debtors	16	**198.2**	214.8	**152.1**	141.4
Cash and short term deposits		**328.0**	195.5	**229.6**	68.0
		527.7	413.4	**381.7**	209.4
Creditors: amounts falling due within one year					
Short term borrowings	17	**(44.4)**	(36.9)	**(12.3)**	(6.4)
Other creditors	18	**(325.9)**	(373.9)	**(467.3)**	(147.0)
		(370.3)	(410.8)	**(479.6)**	(153.4)
Net current assets (liabilities)		**157.4**	2.6	**(97.9)**	56.0
Total assets less current liabilities		**4,146.0**	3,664.5	**1,682.7**	1,702.7
Creditors: amounts falling due after more than one year					
Long term borrowings	19	**(2,004.0)**	(1,595.1)	**(846.9)**	(858.7)
Other creditors	18	**(237.3)**	(225.2)	**(1.9)**	(1.8)
Provisions for liabilities and charges					
- deferred tax	20	**(183.1)**	(149.9)	**-**	-
- others	20	**(3.7)**	(3.8)	**(0.7)**	(1.0)
Net assets		**1,717.9**	1,690.5	**833.2**	841.2
Capital and reserves					
Called up share capital	22	**61.1**	61.1	**61.1**	61.1
Share premium account	23	**16.7**	16.7	**16.7**	16.7
Capital redemption reserve	23	**142.6**	142.6	**142.6**	142.6
Profit and loss account	23	**1,496.9**	1,470.1	**612.8**	620.8
Equity shareholders' funds	24	**1,717.3**	1,690.5	**833.2**	841.2
Non-equity minority interests		**0.6**	-		
Capital employed		**1,717.9**	1,690.5	**833.2**	841.2

Approved by the board of directors on 5 June 2003 and signed on their behalf by:

Martin Towers, Group Finance Director

Group cash flow statement

Year ended 31 March 2003

	2003 £m	2002 £m
Net cash inflow from operating activities	**441.4**	387.8
Dividends received from associated undertakings	**2.5**	2.7
Returns on investments and servicing of finance		
Interest received	**7.3**	9.1
Interest paid	**(78.2)**	(73.0)
Interest element of finance lease rental payments	**(11.2)**	(19.8)
Net cash outflow from returns on investments and servicing of finance	**(82.1)**	(83.7)
Taxation	**(34.4)**	(15.1)
Capital expenditure and financial investment		
Purchase of tangible fixed assets (excluding assets financed by leases)	**(389.6)**	(323.6)
Capital grants and contributions	**19.6**	32.8
Proceeds from sale of tangible fixed assets	**0.5**	0.5
Proceeds from sale of land (US)	**–**	57.2
Loans to associates	**(2.6)**	(3.3)
Net cash outflow for capital expenditure and financial investment	**(372.1)**	(236.4)
Acquisitions and disposals		
Payments relating to acquisitions of subsidiary undertakings	**(78.0)**	–
Net cash acquired with subsidiary undertakings	**1.6**	–
Purchase of associated undertakings and joint ventures	**–**	(1.3)
Proceeds (costs) arising from sales of operations	**0.5**	(0.6)
Purchase of intangibles	**(0.4)**	–
Net cash outflow for acquisitions and disposals	**(76.3)**	(1.9)
Equity dividends paid	**(99.0)**	(96.3)
Net cash (outflow) inflow from management of liquid resources	**(189.8)**	9.0
Financing		
Proceeds from transfer of QUEST ordinary shares to option holders	**3.9**	0.6
Increase in short term borrowings	**0.4**	12.5
Increase in long term borrowings	**347.5**	84.5
Capital element of finance lease rental payments	**(4.2)**	(5.7)
Net cash inflow from financing	**347.6**	91.9
(Decrease) increase in cash in the year	**(62.2)**	58.0

Notes to the group cash flow statement

Year ended 31 March 2003

Reconciliation of operating profit to net cash inflow from operating activities

	2003 £m	2002 £m
Group operating profit	**265.3**	245.0
Depreciation	**144.8**	142.4
Goodwill amortisation	**1.0**	1.1
Release of grants and contributions	**(3.3)**	(3.4)
Exchange rate and other adjustments	**23.7**	(2.5)
Decrease in stocks	**-**	0.9
Decrease (increase) in debtors	**19.9**	(1.2)
(Decrease) increase in creditors	**(10.0)**	5.5
Net cash inflow from operating activities	**441.4**	387.8

Reconciliation of increase in cash to movement in net debt

	2003 £m	2002 £m
(Decrease) increase in cash in the year	**(62.2)**	58.0
Cash outflow (inflow) from increase (decrease) in liquid resources	**189.8**	(9.0)
Cash inflow from increase in debt and lease financing	**(343.7)**	(91.3)
Change in net debt resulting from cash flows	**(216.1)**	(42.3)
Net loans and finance leases acquired with subsidiary undertakings	**(82.0)**	–
Exchange and other non cash adjustments	**14.2**	0.9
Movement in net debt in the year	**(283.9)**	(41.4)
Opening net debt	**(1,436.5)**	(1,395.1)
Closing net debt	**(1,720.4)**	(1,436.5)

Analysis of movement in net debt

	At 1 April 2002 £m	Cash flow £m	Acquisitions £m	Currency translation £m	At 31 March 2003 £m
Cash	62.6	(57.3)	–	–	**5.3**
Short term deposits	123.9	170.3	–	–	**294.2**
Commercial paper	9.0	19.5	–	–	**28.5**
	195.5	132.5	–	–	**328.0**
Overdrafts	–	(4.9)	–	–	**(4.9)**
Debt due within one year	(32.7)	(0.3)	–	–	**(33.0)**
Finance leases due within one year	(4.2)	(2.3)	–	–	**(6.5)**
	(36.9)	(7.5)	–	–	**(44.4)**
Debt due after one year	(1,118.1)	(347.6)	(82.0)	14.2	**(1,533.5)**
Finance leases due after one year	(477.0)	6.5	–	–	**(470.5)**
	(1,595.1)	(341.1)	(82.0)	14.2	**(2,004.0)**
Net debt	(1,436.5)	(216.1)	(82.0)	14.2	**(1,720.4)**

1 Accounting policies

Basis of accounting
The accounts of the group are prepared under the historical cost convention in compliance with the requirements of the Financial Services Authority, all applicable accounting standards (Financial Reporting Standard 'FRS', Statement of Standard Accounting Practice 'SSAP' and Urgent Issues Task Force abstract 'UITF') and with the Companies Act 1985.

The accounting policies have been reviewed in accordance with the requirements of FRS 18. The directors consider that the accounting policies set out below remain most appropriate to the company's circumstances, have been consistently applied, and are supported by reasonable and prudent estimates and judgements.

Basis of consolidation
The accounts of the group include the results of the company, its subsidiaries, associates and joint ventures. The results of undertakings acquired or disposed of during the year are included in the group profit and loss account from the date of acquisition or up to the date of disposal.

Foreign currencies
In the accounts of the group's companies, individual transactions denominated in foreign currencies are translated into local currency at the actual exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into local currency at the exchange rates ruling at the balance sheet date, or if appropriate, at the forward exchange rate. Profits and losses on both individual foreign currency transactions during the year and monetary assets and liabilities are dealt with in the profit and loss account.

On consolidation, the profit and loss accounts of overseas subsidiaries are translated at the average exchange rates for the year and the balance sheets at the exchange rates at the balance sheet date. The exchange differences arising as a result of translating profit and loss accounts at average rates and restating opening net assets at closing rates are taken to reserves. Exchange differences on foreign currency borrowings used to finance the group's equity investments in its foreign subsidiaries are taken to reserves only to the extent of the exchange differences arising on net investments in foreign subsidiaries.

Goodwill arising on the acquisition of an overseas subsidiary is calculated using exchange rates applicable at the date of acquisition and is not subsequently re-translated at the balance sheet date.

Turnover
Turnover comprises charges to customers for water and waste water services, excluding value added tax, together with the proceeds from the sale of commercial and residential properties to third parties.

Pensions
The cost of providing retirement pensions and related benefits is charged to the profit and loss account over the period benefiting from the employees' services in accordance with SSAP 24.

Research and development expenditure
Research and development expenditure is written off in the profit and loss account in the year in which it is incurred. Expenditure on fixed assets relating to research and development projects is written off over the expected useful life of those assets.

Taxation
The taxation charge in the profit and loss account is based on the profit for the year as adjusted for disallowable and non taxable items using current rates and takes into account tax deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or a right to pay less, tax in the future have occurred at the balance sheet date, subject to the following:

provision is made for gains on disposal of fixed assets that have been rolled over into replacement assets only where, at the balance sheet date, there is a commitment to dispose of the replacement assets,

provision is made for the tax that would arise on remittance of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable,

deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

1 Accounting policies continued

Deferred tax is calculated at the rates at which it is estimated that tax will arise based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is discounted using the post tax yields to maturity that could be obtained at the balance sheet date on government bonds with maturity dates similar to those of the deferred tax assets and liabilities.

Intangible assets

Goodwill is the excess of the fair value of the consideration paid for a business or an associate over the fair value of the identifiable assets and liabilities acquired. Goodwill is capitalised and amortised on a straight line basis over its useful economic life, which normally will not exceed 20 years. Impairment tests on the carrying value of goodwill are undertaken at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

A useful economic life in excess of 20 years, or an indefinite life, is assigned to goodwill if the directors are satisfied that its durability can be demonstrated and that it is capable of continued measurement. Goodwill with a useful economic life in excess of 20 years, or an indefinite life, is reviewed for impairment at each financial year end.

Prior to 1 April 1998, the group's policy was to charge the cost of goodwill directly to reserves in the year of acquisition. Goodwill originally charged against reserves remains eliminated against reserves, to the extent that it has not been charged to the profit and loss account on the disposal of the business to which it relates.

Infrastructure assets

In the UK regulated water services business, infrastructure assets comprise a network of systems being mains and sewers, impounding and pumped raw water storage reservoirs, dams and sea outfalls.

Expenditure on infrastructure assets to increase capacity or enhance the network and to maintain the operating capability of the network in accordance with defined standards of service is treated as a fixed asset addition and included at cost after deducting grants and contributions.

The depreciation charge for infrastructure assets is the estimated level of annual expenditure required to maintain the operating capability of the network based on an independently certified asset management plan.

Infrastructure assets in the US water services business are accounted for as for other tangible fixed assets.

Other tangible fixed assets

Other tangible assets are included at cost less accumulated depreciation. Finance costs incurred in respect of the construction of other tangible fixed assets are not capitalised.

Freehold land is not depreciated. Depreciation is charged on other tangible fixed assets on a straight line basis over their estimated useful economic lives, or the estimated useful economic lives of their individual major components, from the month following commissioning.

Useful economic lives are principally as follows:

Buildings	25 - 60 years
Fixed plant	5 - 40 years
Vehicles, mobile plant and computers	3 - 10 years

Assets in the course of construction are not depreciated until commissioned. The carrying values of tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.

Leased assets

Assets which are financed by leasing agreements that transfer substantially all the risks and rewards of ownership to the lessee (finance leases) are capitalised in tangible fixed assets and the corresponding capital cost is shown as an obligation to the lessor in borrowings. Depreciation is generally charged to the profit and loss account over the shorter of the estimated useful life and the term of the lease. If the operational life of an asset is longer than the lease term, and the agreement allows an extension to that term, the asset may be depreciated over its operational life. The capital element of lease payments reduces the obligation to the lessor and the interest element is charged to the profit and loss account over the term of the lease in proportion to the capital amount outstanding.

All other leases are operating leases and the rentals are charged to the profit and loss account on a straight line basis over the term of the lease.

1 Accounting policies continued

Grants and contributions

Grants and contributions in respect of tangible fixed assets, other than in respect of infrastructure assets as described below, are deferred and credited to the profit and loss account by instalments over the expected economic lives of the related assets.

Grants and contributions in respect of expenditure enhancing the infrastructure network are applied in reducing that expenditure. This is not in accordance with Schedule 4 to the Companies Act 1985, which requires tangible fixed assets to be shown at cost and hence grants and contributions as deferred income. The presentation is adopted because infrastructure assets do not have determinable finite lives and, therefore, such grants and contributions would remain as liabilities in perpetuity. The directors consider that the group's presentation shows a true and fair view of the investment in infrastructure assets.

Grants and contributions received in respect of expenditure charged to the profit and loss account during the year are included in the profit and loss account.

Investments

Investments in associated undertakings in the group accounts are accounted for using the equity method of accounting where the directors consider that the group exercises significant influence over the associate. Significant influence is generally presumed to exist where the group's effective ownership is 20% or more. Investments in joint ventures are accounted for using the gross equity basis where the company exercises proportionate control under a contractual arrangement. The consolidated profit and loss account includes the group's share of the operating results, interest, pre-taxation results and taxation of the associates and joint ventures for the relevant reporting period. The consolidated balance sheet includes the group's share of the net assets of the associates and joint ventures at the balance sheet date, including any goodwill on acquisition less any provision for impairment in value.

Other fixed asset investments are stated at cost less provision for impairment in value.

Kelda Group plc shares held in an employee share ownership trust (ESOT) and a qualifying employee share ownership trust (QUEST) are carried at cost as other fixed asset investments, less any provision for impairment in accordance with UITF 17.

Current asset investments are stated at the lower of cost and net realisable value.

Stocks

Stocks are stated at cost less any provision necessary to recognise damage and obsolescence. Work in progress is stated at the lower of cost and net realisable value. Cost includes labour, materials and an appropriate proportion of overheads.

Provisions

Provision is made in accordance with FRS 12 for self insured third party liability claims incurred but not reported, and other known liabilities which exist at the balance sheet date.

Financial instruments

Debt instruments Debt instruments are included in borrowings at the net proceeds received after the deduction of issue costs and any discount on issue. Discounts and issue costs are charged to the profit and loss account over the term of the debt at a constant rate on the balance sheet carrying amount. Realised gains and losses that occur from the early termination of debt instruments are taken to profit and loss account in that period.

Forward exchange contracts Forward exchange contracts are used to hedge foreign exchange exposures arising on forecast payments and receipts in foreign currencies. Foreign currency assets and liabilities outstanding at the balance sheet date are re-translated at the forward exchange rate in appropriate cases.

Interest rate swaps Interest rate swaps are used to hedge the group's exposure to fluctuations in interest rates on its borrowings. The amounts payable or receivable in respect of interest rate swaps are accounted for on an accruals basis through adjustments to the interest expense of the corresponding liability.

Currency swaps Currency swaps are used to hedge exposures on foreign currency borrowings and foreign currency assets arising from fluctuations in exchange rates. Borrowings hedged through currency swaps are shown in the group's balance sheet re-translated at the swap exchange rate.

The group uses hedge accounting in respect of its interest rate swaps only where the financial instrument does not exceed the underlying debt, the interest characteristics of the debt are altered and the contractual maturities do not exceed the maturities of the debt. Hedge accounting is used in respect of currency swaps only where they relate to an existing asset, liability or firm commitment and move inversely in relation to the foreign currency exposures of the group's activities.

2 Segmental information

	Turnover		Operating profit		Operating assets	
	2003 £m	2002 £m	**2003 £m**	2002 £m	**2003 £m**	2002 £m
Business analysis						
Water services						
– UK regulated	**567.0**	559.8	**233.7**	225.5	**2,823.0**	2,666.9
– US continuing operations	**64.2**	70.5	**24.4**	28.2	**382.4**	356.4
– US acquisitions	**29.5**	–	**10.5**	–	**148.2**	–
Waste Recycling Group plc (associate)	**138.0**	129.3	**16.2**	18.5	**110.4**	114.0
Other activities						
– group	**20.1**	16.7	**4.4**	3.4	**17.0**	19.2
– associates and joint ventures	**9.6**	1.1	**2.6**	0.4	**8.2**	5.6
Discontinued operations						
– group	**9.7**	11.8	**(1.8)**	(6.9)	**–**	8.3
– associates	**–**	10.6	**–**	1.4	**–**	–
	838.1	799.8	**290.0**	270.5	**3,489.2**	3,170.4
Corporate costs			**(5.9)**	(5.2)		
Total: group and share of associates and joint ventures (before exceptional items)	**838.1**	799.8	**284.1**	265.3	**3,489.2**	3,170.4
Exceptional items						
– Waste Recycling Group plc (associate)	**–**	–	**(7.0)**	–		
Total: group and share of associates and joint ventures	***838.1***	799.8	***277.1***	265.3	***3,489.2***	3,170.4
Other investments					**19.5**	25.2
Dividend creditor					**(70.4)**	(68.6)
Net debt					**(1,720.4)**	(1,436.5)
Net assets					**1,717.9**	1,690.5
Geographical analysis						
United Kingdom	**734.7**	706.9	**244.0**	242.6	**2,958.6**	2,805.7
North America	**64.2**	70.5	**24.4**	28.2	**382.4**	356.4
North America acquisitions	**29.5**	–	**10.5**	–	**148.2**	–
Discontinued operations	**9.7**	22.4	**(1.8)**	(5.5)	**–**	8.3
Total: group and share of associates and joint ventures	**838.1**	799.8	**277.1**	265.3	**3,489.2**	3,170.4

Trading between geographical and business segments is not material. There is no material difference between turnover by origin and by destination. The group's associated undertakings and joint ventures are based in the UK.

The group's share of Waste Recycling Group's operating profit is shown after goodwill amortisation.

The weighted average exchange rates used in the translation of profit and loss accounts were £1=$1.55 (2002: $1.43). Exchange rates used to translate assets and liabilities at the balance sheet date were £1=$1.58 (2002: $1.42).

3 Operating costs

	Continuing operations £m	Acquisitions £m	Discontinued operations £m	2003 Total £m	Continuing operations £m	Discontinued operations £m	2002 Total £m
Own work capitalised	**(23.5)**	**(1.1)**	**–**	**(24.6)**	(24.1)	(0.1)	(24.2)
Raw materials and consumables	**18.8**	**–**	**6.3**	**25.1**	19.8	7.9	27.7
Other external charges	**168.3**	**13.0**	**2.8**	**184.1**	172.7	4.9	177.6
Staff costs (see note 29)	**96.9**	**4.4**	**2.2**	**103.5**	91.7	3.7	95.4
Depreciation of tangible fixed assets:							
On owned assets – UK infrastructure	**34.7**	**–**	**–**	**34.7**	32.2	–	32.2
– other assets	**92.3**	**2.7**	**0.2**	**95.2**	93.1	2.3	95.4
On assets held under finance leases – UK infrastructure	**1.3**	**–**	**–**	**1.3**	1.3	–	1.3
– other assets	**13.6**	**–**	**–**	**13.6**	13.5	–	13.5
Operating lease rentals – plant and equipment	**2.0**	**–**	**–**	**2.0**	1.4	–	1.4
– other	**0.4**	**–**	**–**	**0.4**	0.4	–	0.4
Amortisation of grants and contributions	**(3.3)**	**–**	**–**	**(3.3)**	(3.4)	–	(3.4)
Amortisation of goodwill on subsidiary undertakings	**1.0**	**–**	**–**	**1.0**	1.1	–	1.1
Research and development	**0.9**	**–**	**–**	**0.9**	1.0	–	1.0
Other operating income	**(8.7)**	**–**	**–**	**(8.7)**	(5.6)	–	(5.6)
	394.7	**19.0**	**11.5**	**425.2**	395.1	18.7	413.8

Auditors' remuneration	2003 £m	2002 £m
Audit fees and expenses	**0.5**	0.4
Assurance work	**0.1**	0.4
Other services	**0.2**	–
	0.8	0.8

4 Net exceptional profit on sale of land (US)

	2003 £m	2002 £m
Sale of land (US)	**–**	60.3
Taxation	**–**	19.0

The group announced the completion of a $90m land sale to the state of Connecticut and the international conservation organisation, The Nature Conservancy on 29 March 2002.

5 Net exceptional loss on disposal of operations

	2003 £m	2002 £m
First Renewables	–	25.9
Taxation	–	–

6 Exceptional loss on closure of operations

	2003 £m	2002 £m
Timco (US)	3.9	–
Deferred tax	0.9	–

7 Net interest payable

	2003 £m	2002 £m
Interest payable on:		
Bank loans and overdrafts	18.8	14.1
Other loans	13.1	12.7
6.625% bond 2031	15.7	12.2
6.875% guaranteed bonds 2010	13.8	13.7
5.25% Eurobond 2006	19.4	23.8
5.375% bond 2023	1.2	–
3.048% Index Linked bond 2033	0.5	–
Amortisation of issue costs in respect of bonds	0.6	0.8
Finance leases	23.9	24.9
Total interest payable	**107.0**	102.2
Interest receivable	(8.9)	(8.9)
Net interest payable	**98.1**	93.3

8 Taxation on profit on ordinary activities

	2003 £m	2002 £m
Current tax		
UK corporation tax at 30% (2002: 30%)	**9.7**	2.3
Foreign tax	**9.0**	26.3
Adjustments in respect of prior years:		
UK corporation tax	**(4.8)**	(0.1)
US tax	**(6.9)**	(2.2)
Total current tax	**7.0**	26.3
Deferred tax		
Charge for timing differences arising and reversing in the year	**34.1**	39.5
Adjustments in respect of prior years	**(6.6)**	(4.8)
Decrease (increase) in discount	**1.5**	(23.2)
Adjustment to discount in respect of prior years	**–**	3.3
Total deferred tax (see note 20)	**29.0**	14.8
Share of associates' and joint ventures' tax	**2.0**	4.7
Total tax on profit on ordinary activities	**38.0**	45.8

The differences between the total current tax charge shown above and the amount calculated by applying the national rates of corporation tax (UK 30%, US 39.5%) to the profit on ordinary activities before tax is as follows:

	2003 £m	2002 £m
Profit on ordinary activities before tax	**164.3**	197.1
Less: share of associates' and joint ventures' profit before tax	**1.0**	11.0
Group profit on ordinary activities before tax	**163.3**	186.1
Tax on group profit on ordinary activities at standard national tax rates	**50.7**	63.7
Effects of:		
Expenses not deductible for tax purposes	**2.2**	2.3
Capital allowances in excess of depreciation	**(34.1)**	(39.5)
Utilisation of tax losses	**(0.1)**	(0.4)
Disallowable loss on disposal of operations	**–**	7.7
Tax benefits arising on US land sale	**–**	(5.2)
Adjustments to tax charge in respect of previous periods	**(11.7)**	(2.3)
Group current tax charge for period	**7.0**	26.3

The tax charge in future periods may be affected by the following factors:

(i) capital investment for the UK water services business is expected to remain at similar levels and the group expects to be able to claim capital allowances in excess of depreciation in future years at a similar level to the current year,

(ii) the US tax rates are higher than those in the UK, primarily because the profits earned in the US are taxed at a rate of 39.5%,

(iii) changes in the medium and long term interest rates used to discount deferred tax assets and liabilities will affect the amount of deferred tax charged in the profit and loss account.

9 Profit attributable to parent company

The profit of the parent company, after taking account of dividends from subsidiary undertakings, was £94.7m (2002: £38.6m). Advantage has been taken of the exemption available under Section 230 of the Companies Act 1985 not to present a profit and loss account for the company alone. The parent company profit and loss account was approved by the board on 5 June 2003.

10 Dividends

	2003 £m	2002 £m
Equity – ordinary		
Interim paid: 7.86p (2002: 7.70p) per share	**30.4**	29.7
Final proposed: 18.19p (2002: 17.80p) per share	**70.4**	68.6
	100.8	98.3

Dividends amounting to £1.6m (2002: £2.0m) in respect of the company's shares held by the ESOT and the QUEST (see note 22) have been waived and are, therefore, excluded from the aggregate of dividends paid and proposed.

11 Earnings per share

Basic earnings per share (EPS) is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year. The ordinary shares held in the ESOT and the QUEST are excluded from the weighted average number of ordinary shares for this purpose.

For diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The group has only one category of dilutive potential ordinary shares: those share options granted to employees where the exercise price is less than the average market price of the company's ordinary shares during the year.

	Earnings £m	**Weighted average number of shares m**	**2003 Earnings per share p**	Earnings £m	Weighted average number of shares m	2002 Earnings per share p
Basic EPS	**126.1**	**385.8**	**32.7**	151.4	385.2	39.3
Effect of dilutive share options		**1.3**	**(0.1)**		1.1	(0.1)
Diluted EPS	**126.1**	**387.1**	**32.6**	151.4	386.3	39.2

Adjusted EPS is considered by the directors to give a better and more consistent indication of the group's underlying performance, and is calculated as follows:

Basic EPS	**126.1**	**385.8**	**32.7**	151.4	385.2	39.3
Share of associates net exceptional items (WRG)	**4.4**		**1.1**	–		–
Net exceptional profit on sale of land (US)	**–**		**–**	(41.3)		(10.7)
Net exceptional loss on disposal of operations	**–**		**–**	25.9		6.7
Exceptional loss on closure of operations	**3.0**		**0.8**	–		–
Deferred tax	**29.9**		**7.8**	14.8		3.8
Adjusted EPS (excluding deferred tax)	**163.4**	**385.8**	**42.4**	150.8	385.2	39.1

12 Intangible assets

Goodwill	Group £m
Cost	
At 1 April 2002	188.0
Additions	59.9
At 31 March 2003	**247.9**
Aggregate amortisation	
At 1 April 2002	3.1
Charge for the year	1.0
At 31 March 2003	**4.1**
Net book amount at 31 March 2003	**243.8**
Net book amount at 31 March 2002	184.9

The goodwill arising on the original acquisition of Aquarion Company of the US in 2000, which amounted to £164.3m has, in the opinion of the directors, an indefinite life and therefore is not being amortised. Aquarion operates in the stable US market of clean water supply in which barriers to entry are high due to significant infrastructure requirements. In addition, Aquarion effectively has the rights to operate in its service territory in perpetuity. Consequently, the goodwill is demonstrated to be 'durable' and, is capable of 'continued measurement' as defined by FRS 10 'Goodwill and Intangible Assets'. In accordance with FRS 10 an impairment review was carried out at 31 March 2003, which showed that the carrying value of the goodwill was not more than its recoverable amount. The subsequent acquisition by Aquarion of the New England operations of American Water Works in April 2002 gave rise to goodwill of £59.4m. The directors are also of the opinion that this goodwill has an indefinite life. This accounting treatment is a departure from the requirements of Paragraph 21 of Schedule 4 to the Companies Act 1985 and is adopted in order to present a true and fair view of the group's results. If the goodwill arising on the US acquisitions had been amortised over 20 years, the amortisation charge for the period ended 31 March 2003 would have been £10.9m and the net book amount of this goodwill at 31 March 2003 would have been £194.3m (2002: £145.8m). Goodwill in respect of the group's other acquisitions since 1 April 1998 has been assigned a useful economic life of 20 years.

During the year £0.5m of goodwill was created as a result of the purchase of the New England water operations contract business from AquaSource Inc in the US.

13 Tangible fixed assets

	Land and buildings £m	Infrastructure assets £m	Plant and equipment £m	Under construction £m	Group total £m	Company total £m
Cost						
At 1 April 2002	1,261.5	1,694.6	1,587.6	293.2	4,836.9	0.4
Exchange adjustments	(10.5)	–	(35.7)	(0.3)	(46.5)	–
Additions	35.3	34.9	54.3	220.7	345.2	–
Acquisitions	40.3	–	112.5	3.8	156.6	–
Transfers on commissioning	40.4	102.7	103.6	(246.7)	–	–
Disposals	(1.6)	–	(8.0)	(0.5)	(10.1)	(0.1)
Closure of operations	–	–	(6.2)	–	(6.2)	–
Grants and contributions	–	–	–	(17.0)	(17.0)	–
At 31 March 2003	**1,365.4**	**1,832.2**	**1,808.1**	**253.2**	**5,258.9**	**0.3**
Depreciation						
At 1 April 2002	356.5	647.6	500.6		1,504.7	0.4
Exchange adjustments	(2.2)	–	(8.6)		(10.8)	–
Acquisitions	4.8	–	23.0		27.8	–
Disposals	(1.6)	–	(8.0)		(9.6)	(0.1)
Closure of operations	–	–	(4.7)		(4.7)	–
Charge for the year	21.8	36.0	87.0		144.8	–
At 31 March 2003	**379.3**	**683.6**	**589.3**		**1,652.2**	**0.3**
Net book amount at 31 March 2003	**986.1**	**1,148.6**	**1,218.8**	**253.2**	**3,606.7**	**–**
Net book amount at 31 March 2002	905.0	1,047.0	1,087.0	293.2	3,332.2	–

13 Tangible fixed assets continued

The assets of the parent company comprise plant and equipment.

Grants and contributions received relating to infrastructure assets are deducted from the cost of tangible fixed assets. The group's accounting policy in respect of grants and contributions is a departure from the Companies Act 1985 requirements and is adopted, as explained in note 1, in order to show a true and fair view of the investment in infrastructure assets. As a consequence, the net book amount of tangible fixed assets is £241.2m lower than it would have been had this treatment not been adopted.

Assets included above held under finance leases amount to:

	Land and buildings £m	Infrastructure assets £m	Plant and equipment £m	Under construction £m	Group total £m	Company total £m
Cost	150.8	59.4	282.9	32.5	525.6	–
Depreciation	(19.5)	(7.3)	(94.8)	–	(121.6)	–
Net book amount at 31 March 2003	**131.3**	**52.1**	**188.1**	**32.5**	**404.0**	**–**
Net book amount at 31 March 2002	134.0	53.4	199.3	32.5	419.2	–

The net book amount of land and buildings comprises:	Group **2003 £m**	2002 £m
Freeholds	**985.0**	903.9
Long leaseholds	**0.3**	0.3
Short leaseholds	**0.8**	0.8
	986.1	905.0

14 Investments

Group	Goodwill £m	Share of net assets in associated undertakings £m	Loans to associated undertakings £m	Total investments in associated undertakings £m	Share of net assets in joint ventures £m	Loans to joint ventures £m	Total investments in joint ventures £m	Other investments £m
Cost and share of post acquisition retained profits								
At 1 April 2002	66.6	59.2	–	125.8	0.1	3.3	3.4	25.2
Share of retained profits for the year	–	–	–	–	(0.3)	–	(0.3)	–
Disposals	–	–	–	–	–	–	–	(5.7)
Movement in the year	–	–	2.6	2.6	–	–	–	–
At 31 March 2003	**66.6**	**59.2**	**2.6**	**128.4**	**(0.2)**	**3.3**	**3.1**	**19.5**
Aggregate amortisation								
At 1 April 2002	9.6	–	–	9.6	–	–	–	–
Charge for the year	3.3	–	–	3.3	–	–	–	–
At 31 March 2003	**12.9**	**–**	**–**	**12.9**	**–**	**–**	**–**	**–**
Net book amount at 31 March 2003	**53.7**	**59.2**	**2.6**	**115.5**	**(0.2)**	**3.3**	**3.1**	**19.5**
Net book amount at 31 March 2002	57.0	59.2	–	116.2	0.1	3.3	3.4	25.2

The group's share of retained profits for the year in respect of Waste Recycling Group plc (WRG) is based on the published financial statements of WRG for the year ended 31 December 2002. Goodwill arising on the group's interest in WRG, totalling £66.6m, is being amortised on a straight line basis over 20 years.

14 Investments continued

Company	Shares in group undertakings £m	Loans to group undertakings £m	Total investments in group undertakings £m	Investments in associated undertakings £m	Other investments £m
Cost					
At 1 April 2002	932.2	583.2	1,515.4	105.8	25.5
Disposals	–	–	–	–	(5.2)
Movement in the year	–	139.1	139.1	–	–
At 31 March 2003	**932.2**	**722.3**	**1,654.5**	**105.8**	**20.3**

Other investments are stated at cost and consist primarily of 6,195,745 ordinary shares of the company with a nominal value of 15⅝p which are held in the ESOT and the QUEST, explained in note 22. The market value of the shares held by the ESOT and the QUEST at 31 March 2003 was £25.4m (net book value £20.3m). The market value of the shares held by the ESOT and the QUEST on 4 June 2003 was £27.0m.

Details of principal subsidiary companies, associated undertakings and joint ventures are set out on page 69.

15 Stocks

	Group	
	2003 £m	2002 £m
Raw materials and consumables	**1.5**	3.0
Work in progress	**–**	0.1
	1.5	3.1

16 Debtors

	Group		Company	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Trade debtors	**57.4**	54.9	**–**	–
Amounts owed by subsidiary undertakings			**109.3**	104.0
Amounts owed by associated undertakings	**2.2**	2.0	**1.7**	1.7
Prepayments and accrued income	**93.6**	109.7	**19.5**	18.3
Other debtors:				
Receivable within one year	**41.2**	44.5	**17.8**	13.7
Receivable after more than one year	**3.8**	3.7	**3.8**	3.7
	198.2	214.8	**152.1**	141.4

17 Short term borrowings

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Bank loans	**37.9**	27.4	**12.3**	1.1
Other unsecured loans	**–**	5.3	**–**	5.3
Finance leases	**6.5**	4.2	**–**	–
	44.4	36.9	**12.3**	6.4

Short term borrowings are denominated in a number of currencies and bear interest at normal commercial rates appropriate to the country in which the borrowing is made.

18 Other creditors

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Amounts falling due within one year:				
Trade creditors	**60.4**	55.6	**–**	–
Capital creditors	**48.1**	94.8	**–**	–
Amounts owed to subsidiary undertakings			**344.0**	26.9
Deferred grants and contributions on depreciated fixed assets	**3.9**	3.8	**–**	–
Taxation	**14.8**	42.7	**–**	–
Social security and payroll deductions	**2.4**	2.4	**–**	–
Receipts in advance	**37.6**	31.2	**–**	–
Other creditors	**88.3**	74.8	**52.9**	51.5
Proposed dividends	**70.4**	68.6	**70.4**	68.6
	325.9	373.9	**467.3**	147.0
Amounts falling due after more than one year:				
Deferred grants and contributions on depreciated fixed assets	**153.2**	144.2	**–**	–
Other creditors	**84.1**	81.0	**1.9**	1.8
	237.3	225.2	**1.9**	1.8

19 Long term borrowings

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Bank loans	**247.1**	178.4	**–**	9.8
6.625% bond 2031	**239.8**	243.2	**239.8**	243.2
6.875% guaranteed bonds 2010	**198.9**	198.8	**198.9**	198.8
5.25% Eurobond 2006	**408.2**	406.1	**408.2**	406.1
5.375% bond 2023	**195.8**	–	**–**	–
3.048% Index Linked bond 2033	**98.9**	–	**–**	–
Other loans	**144.7**	91.6	**–**	0.8
Finance leases	**470.6**	477.0	**–**	–
	2,004.0	1,595.1	**846.9**	858.7
Long term borrowings are repayable as follows:				
In more than one year but not more than two years	**29.4**	38.6	**–**	10.6
In more than two years but not more than five years	**480.0**	485.3	**408.2**	406.1
After more than five years	**1,494.6**	1,071.2	**438.7**	442.0
	2,004.0	1,595.1	**846.9**	858.7

Borrowings repayable by instalments after more than five years include £440.6m (2002: £448.7m) in respect of finance leases which have expiry dates ranging from 2018 to 2033 and carry interest rates based on 12 month LIBOR (London Inter-Bank Offered Rate). Long term borrowings are denominated in a number of currencies and bear interest at normal commercial rates appropriate to the country in which the borrowing is made. During the year two new bonds were issued; £200m 5.375% bond due 2023 and £100m 3.048% index linked bond due 2033. An additional 15 year £100m European Investment Bank facility was also drawn down. The group also entered into interest rate swaps for notional principal amounts totalling £100m. £50m of the interest rate swaps receive interest at a rate of 12 month LIBOR and pays interest at an average rate of 4.3% with a maturity of 1 April 2004. The remaining £50m receives interest at 6 month LIBOR and pays interest at an average rate of 4.7% with a maturity date of July 2006.

20 Provisions for liabilities and charges

	Deferred tax £m	Other £m	Group total £m	Company total £m
At 1 April 2002	149.9	3.8	153.7	1.0
Additions during the year	29.0	1.3	30.3	0.4
Acquisitions	6.2	–	6.2	–
Exchange difference	(2.0)	–	(2.0)	–
Utilised in year	–	(1.1)	(1.1)	(0.4)
Released in year	–	(0.3)	(0.3)	(0.3)
At 31 March 2003	**183.1**	**3.7**	**186.8**	**0.7**

Other provisions are principally in respect of self insurance and vacant properties. Provisions in the parent company are other provisions.

20 Provisions for liabilities and charges continued

Deferred tax is provided as follows:

	Group 2003 £m	Group 2002 £m
Accelerated capital allowances	**515.8**	482.5
Short term timing differences	**(2.1)**	(3.8)
Undiscounted provision for deferred tax	**513.7**	478.7
Discount	**(330.6)**	(328.8)
Discounted provision for deferred tax	**183.1**	149.9

National rates of corporation tax have been used to calculate the amount of deferred tax. Provision has been made for all deferred tax assets and liabilities in respect of accelerated capital allowances and other material timing differences. These deferred tax assets and liabilities have been discounted to reflect the time value of money over the period between the balance sheet date and the dates on which it is estimated that the underlying timing differences will reverse.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries. As the earnings are continually reinvested by the group, no tax is expected to be payable in the foreseeable future.

21 Financial instruments

Treasury policy is described in the Financial review on page 19. The disclosures below exclude short term debtors and creditors which are primarily of a trading nature and expected to be settled within normal commercial terms.

(a) Interest rate risk profile of financial liabilities

The interest rate risk profile of the group's financial liabilities at 31 March, after taking account of the interest rate and currency swaps used to manage the interest and currency profile, was as follows:

	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Gross debt £m	Financial liabilities on which no interest is paid £m	Total £m
Sterling	579.1	1,203.7	1,782.8	84.1	1,866.9
US dollars	113.9	140.7	254.6	–	254.6
Euros	3.2	7.8	11.0	–	11.0
At 31 March 2003	**696.2**	**1,352.2**	**2,048.4**	**84.1**	**2,132.5**
Sterling	454.7	933.5	1,388.2	81.0	1,469.2
US dollars	134.5	86.0	220.5	–	220.5
Euros	16.3	7.0	23.3	–	23.3
At 31 March 2002	605.5	1,026.5	1,632.0	81.0	1,713.0

Financial liabilities on which no interest is charged comprise other creditors falling due after more than one year.

Euro liabilities at 31 March 2002 included the conversion of existing Dutch guilder instruments from the previous year.

21 Financial instruments continued

Floating rate Sterling, US dollar and Euro debt bears interest at rates based on sterling LIBOR (London Inter-Bank Offered Rate), US dollar LIBOR and EURIBOR (European Inter-Bank Offered Rate), respectively.

The group uses interest rate swaps to fix a proportion of its floating rate sterling debt.

The weighted average interest rates and periods for borrowings in each of the group's principal currencies is as follows:

	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average period until maturity Years
Sterling	6.1	14	5.5
US dollars	6.9	24	–
Euros	7.1	–	–
Weighted average at 31 March 2003	**6.2**	**15**	**5.5**
Sterling	6.7	14	3.6
US dollars	6.4	27	–
Euros	7.1	1	–
Weighted average at 31 March 2002	6.7	14	3.6

(b) Interest rate risk profile of financial assets

The interest rate risk profile of the financial assets of the group at 31 March was as follows:

	Cash at bank and in hand £m	**Short term deposits £m**	**2003 Total £m**	Cash at bank and in hand £m	Short term deposits £m	2002 Total £m
Sterling	**0.6**	**283.7**	**284.3**	1.1	120.9	122.0
US dollars	**2.2**	**39.0**	**41.2**	61.5	11.8	73.3
Euros	**2.5**	**–**	**2.5**	–	0.2	0.2
At 31 March	**5.3**	**322.7**	**328.0**	62.6	132.9	195.5

Surplus cash is invested in short term instruments at rates based on LIBOR and US dollar LIBOR with institutions rated at least A1 or P1 by Standard & Poor's and Moody's.

21 Financial instruments continued

(c) Maturity of financial liabilities

The maturity profile of the carrying amount of the group's financial liabilities at 31 March was as follows:

	Debt £m	Finance leases £m	Gross debt £m	Other financial liabilities £m	Total £m
In one year, or less, or on demand	37.9	6.5	44.4	–	44.4
In more than one year but not more than two years	6.5	0.2	6.7	7.5	14.2
In more than two years but not more than five years	417.3	–	417.3	38.5	455.8
After more than five years	1,117.3	470.4	1,587.7	38.1	1,625.8
	1,579.0	477.1	2,056.1	84.1	2,140.2
Unamortised issue costs	(7.7)		(7.7)		(7.7)
At 31 March 2003	**1,571.3**	**477.1**	**2,048.4**	**84.1**	**2,132.5**
In one year, or less, or on demand	32.7	4.2	36.9	–	36.9
In more than one year but not more than two years	10.5	–	10.5	17.3	27.8
In more than two years but not more than five years	430.4	0.3	430.7	47.0	477.7
After more than five years	680.0	476.7	1,156.7	16.7	1,173.4
	1,153.6	481.2	1,634.8	81.0	1,715.8
Unamortised issue costs	(2.8)		(2.8)		(2.8)
At 31 March 2002	1,150.8	481.2	1,632.0	81.0	1,713.0

(d) Borrowing facilities

The group has the following undrawn committed borrowing facilities available to it:

	2003 £m	2002 £m
Expiring in one year or less	**–**	–
Expiring in more than one year but not more than two years	**–**	100.0
Expiring in more than two years	**100.0**	69.5
	100.0	169.5

21 Financial instruments continued

(e) Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the book values and the fair values of the group's financial assets and liabilities at 31 March:

	2003 Book value £m	2003 Fair value £m	2002 Book value £m	2002 Fair value £m
Primary financial instruments financing the group's operations				
Short term borrowings	**(44.4)**	**(45.8)**	(36.9)	(37.7)
Long term borrowings	**(2,025.9)**	**(2,110.5)**	(1,566.2)	(1,577.7)
Cash and short term deposits	**328.0**	**328.0**	195.5	195.5
Derivative financial instruments held to manage the interest rate and currency profile				
Interest rate swaps	**–**	**5.6**	–	(9.7)
Interest rate caps and collars	**–**	**–**	–	–
Currency swaps	**21.9**	**21.9**	(28.9)	(28.9)
Net debt	**(1,720.4)**	**(1,800.8)**	(1,436.5)	(1,458.5)
Other financial liabilities	**(84.1)**	**(84.1)**	(81.0)	(81.0)
Total	**(1,804.5)**	**(1,884.9)**	(1,517.5)	(1,539.5)

Market values, where available, have been used to determine fair values, otherwise fair values have been calculated by discounting cash flows at year end interest rates.

(f) Currency exposures

The group may borrow in appropriate foreign currencies in order to mitigate the effects of the currency exposures arising from its net investments overseas. The group's residual investments in Holland were financed by Dutch guilder or Euro borrowings in order to fully hedge against the impact of movements in the guilder and Euro/sterling exchange rates on the translation of net assets denominated in Dutch guilders. The proceeds from the Euro 625m bond issue in July 1999, used to fund the acquisition of Aquarion Company, were also predominantly swapped into sterling. The foreign exchange exposure on the translation into sterling of the net assets of Aquarion, denominated in US dollars is principally hedged by a US dollar currency swap taken on in March 2001. Funds of $115m to acquire five companies from American Water Works in April 2002 were borrowed in US dollars.

Gains and losses arising on net investments overseas and the financial instruments used to hedge the currency exposures are recognised in the statement of total recognised gains and losses.

There are no currency exposures on short term debtors and creditors or monetary assets and liabilities giving rise to a profit and loss account charge.

21 Financial instruments continued

(g) Hedges

The group's policy is to hedge interest rate risk within approved board policies and guidelines.

Interest rate swaps, interest rate caps and collars and forward rate agreements are used to manage interest rate exposure under a policy that requires between 80% and 95% of Yorkshire Water Services Limited's net debt and 60% and 85% of Kelda Group plc's net debt to be held at fixed rates. At the financial year end the proportions were 99% and 79% respectively. The proportion of Yorkshire Water Services Limited's net debt held at fixed rates is above the target range at the year end, but is anticipated to fall to within this range during the year ending 31 March 2004.

Gains and losses on hedges are not recognised until the interest payment that is being hedged is itself recognised. Unrecognised gains and losses on hedges and the movements during the year are as follows:

	Gains £m	Losses £m	Total net gains (losses) £m
Unrecognised gains and losses on hedges			
At 1 April 2002	6.6	(16.3)	(9.7)
Gains and losses arising in previous years recognised during the year	8.3	(3.7)	4.6
Gains and losses arising in the year that were not recognised	20.0	(9.3)	10.7
At 31 March 2003	**34.9**	**(29.3)**	**5.6**
of which:			
Gains and losses expected to be recognised during the year ending 31 March 2004	11.6	(6.9)	4.7
Gains and losses expected to be recognised in later years	23.3	(22.4)	0.9

	Gains £m	Losses £m	Total net gains (losses) £m
Unrecognised gains and losses on hedges			
At 1 April 2001	8.1	(18.3)	(10.2)
Gains and losses arising in previous years recognised during the year	(1.1)	6.1	5.0
Gains and losses arising in the year that were not recognised	(0.4)	(4.1)	(4.5)
At 31 March 2002	6.6	(16.3)	(9.7)
of which:			
Gains and losses expected to be recognised during the year ended 31 March 2003	1.8	(3.5)	(1.7)
Gains and losses expected to be recognised in later years	4.8	(12.8)	(8.0)

The table excludes the fair value of currency swaps maturing in 2005 and 2006 amounting to £21.9m (2002: £(28.9)m) which is recognised in the book value of long term borrowings at 31 March 2003.

(h) Financial instruments held for trading purposes

The group does not trade in financial instruments.

22 Called up share capital

	2003 Number	2003 Nominal value	2002 Number	2002 Nominal value
Authorised				
Ordinary shares of 15⅝p each	**814,395,257**	**126,683,707**	814,395,257	126,683,707
Allotted, called up and fully paid				
Ordinary shares of 15⅝p each	**392,983,317**	**61,130,738**	392,982,517	61,130,614

During the year, 800 ordinary shares of 15⅝p were issued directly to employees exercising Sharesave options.

The group has both an ESOT and a QUEST, which are trusts used to administer the issue of shares to employees and directors under the company's "Sharesave" save-as-you-earn share option scheme and, in the case of the ESOT, the Long Term Incentive Plan. The QUEST, like the ESOT, is a trust funded by interest free loans from the company. All the administration costs of the trusts are written off to the profit and loss account as they accrue. The shares held by the trusts are included as fixed assets investments in note 14.

Options granted and outstanding at 31 March 2003	Date of grant	2003 Number of shares	2002 Number of shares	Option price	Normal exercise date
Sharesave schemes					
Three year schemes	7 January 2000	**80,728** **	896,709 **	240.0p	Mar-Aug 2003
	5 January 2001	**366,829** **	394,015 **	299.0p	Mar-Aug 2004
	4 January 2002	**378,301** **	410,541 **	275.0p	Mar-Aug 2005
	10 January 2003	**730,531** **	–	320.0p	Mar-Aug 2006
Five year schemes	17 December 1997	**–**	491	280.3p	Feb-Jul 2003
	31 December 1997	**91,665** *	243,287 *	389.0p	Mar-Aug 2003
	21 December 1998	**2,079**	2,079	249.7p	Feb-Jul 2004
	6 January 1999	**83,464** *	91,877 *	457.0p	Mar-Aug 2004
	7 January 2000	**910,418** **	942,052 **	240.0p	Mar-Aug 2005
	5 January 2001	**237,052** **	246,079 **	299.0p	Mar-Aug 2006
	4 January 2002	**321,737** **	340,748 **	275.0p	Mar-Aug 2007
	10 January 2003	**517,252** **	–	320.0p	Mar-Aug 2008

* Shares under options to be satisfied by the ESOT
** Shares under options to be satisfied by the QUEST

23 Reserves

	Group £m	Company £m
Share premium account		
At 1 April 2002 and 31 March 2003	**16.7**	**16.7**
Capital redemption reserve		
At 1 April 2002 and 31 March 2003	**142.6**	**142.6**
Profit and loss account		
At 1 April 2002	1,470.1	620.8
Exchange adjustments	1.5	(1.8)
Transfer from the profit and loss account	25.3	(6.2)
At 31 March 2003	**1,496.9**	**612.8**

The cumulative amount of goodwill written off against reserves is £14.1m (2002: £14.1m).
In accordance with the Institute of Chartered Accountants of England and Wales technical release 7/03 issued in March 2003, £231.3m of the company profit and loss account reserves are classified as non-distributable.

24 Reconciliation of group movements in equity shareholders' funds

	2003 £m	2002 £m
Profit attributable to shareholders	**126.1**	151.4
Dividends	**(100.8)**	(98.3)
	25.3	53.1
Other recognised gains and losses relating to the year	**1.5**	(1.5)
Net increase in equity shareholders' funds	**26.8**	51.6
Opening equity shareholders' funds	**1,690.5**	1,638.9
Closing equity shareholders' funds	**1,717.3**	1,690.5

25 Commitments

	Group		Company	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Contracts placed at 31 March	**197.7**	239.1	**–**	–

The long term investment programme for the UK regulated water services business, which is expected to identify substantial future capital expenditure commitments in the period 1 April 2005 to 31 March 2010, will be determined as part of the Periodic Review 2004. Final price limits are due to be announced in November 2004.

25 Commitments continued

At 31 March, group companies were committed to making the following payments during the next financial year under non-cancellable operating leases expiring as set out below:

	Group			
	2003 Land and buildings £m	**2003 Other £m**	2002 Land and buildings £m	2002 Other £m
Operating leases which expire:				
Within one year	**–**	**0.4**	–	0.5
Between two and five years	**0.3**	**0.9**	0.3	0.9
After five years	**0.1**	**–**	–	–
	0.4	**1.3**	0.3	1.4

26 Acquisitions

On 25 April 2002 Aquarion acquired the business and assets of Connecticut-American Water Company, Massachusetts-American Water Company, New York-American Water Company and Hampton Water Company. In addition Massachusetts Capital Resource Company, which owns and leases certain assets to Massachusetts-American Water Company was also acquired. The consideration was $120m in cash and the assumption of debt of $104m.

The book values of the assets and liabilities of the acquired companies has been adjusted by £27.3m in order to reflect their fair values and ensure compliance with the group's stated accounting policies. The acquired companies contributed turnover of £29.5m and operating profit of £10.5m in the period from the date of acquisition to 31 March 2003. The acquired companies contributed £10.3m to the group's net operating cash flows, paid £4.4m in respect of interest, utilised £5.5m in respect of capital expenditure and repaid long term debt of £12.4m.

	Book Value £m	Consistency of accounting policy £m	Other £m	Fair Value £m
Tangible fixed assets	128.8	–	–	128.8
Stock	0.5	–	–	0.5
Debtors	16.1	–	–	16.1
Creditors	(30.5)	–	(9.0)[1]	(39.5)
Deferred taxation	–	(6.2)[2]	–	(6.2)
Cash	1.6	–	–	1.6
Loans net of deposits	(69.9)	–	(12.1)[3]	(82.0)
Minority interest	(0.7)	–	–	(0.7)
Net assets acquired	**45.9**	**(6.2)**	**(21.1)**	**18.6**
Goodwill				**59.4**
Consideration satisfied by cash				**78.0**

The book values of the assets and liabilities have been taken from the completion accounts of the acquired companies at 25 April 2002 at actual exchange rates on that date. The significant fair value adjustments are:

[1] The book value of the pension scheme deficit of the acquired companies has been adjusted to reflect its fair value in accordance with FRS 7 'Fair value in acquisition accounting'. Provision was also made for existing environmental liabilities.
[2] The deferred taxation liability in the acquisition balance sheets of the acquired companies is calculated using the undiscounted full provision method in accordance with US accounting standards. The fair value adjustment in respect of deferred taxation has been calculated in accordance with the requirements of both FRS 7 and FRS 19, which allows discounting of the full provision.
[3] An adjustment has been made to reflect the market value of the loans acquired.

27 Contingent liabilities

The parent company has guaranteed certain subsidiary undertakings' borrowings of £745.8m (2002: £661.1m).

At the time of completion of the WRG merger, an indemnity was given to WRG by Yorkshire Environmental Solutions Limited, backed by a Kelda Group plc guarantee, in respect of a landfill site managed by 3C Waste Limited and known as the Rhonda site. The indemnity is unlimited in amount and the time limit for bringing claims is seven years from 26 January 1999, except for personal injury claims where the limit is 15 years. The matters covered under this indemnity are any losses arising out of:

(a) non compliance with an Environment Agency notice served in May 1998;
(b) any claims by individuals for personal injury, harm to health, nuisance etc;
(c) liability for negligent performance of the contract between 3C Waste Limited and Rhonda Waste Disposal Limited.

28 Pensions

UK pension scheme

The group sponsors a UK pension scheme, called the Kelda Group Pension Plan (KGPP). The KGPP has a number of benefit categories providing benefits on a defined benefit basis and one category providing benefits on a defined contribution basis.

The most recent actuarial valuation of the KGPP was carried out as at 31 March 2001 when the market value of assets was £559.9m and the scheme surplus £22.2m.

The UK pension cost under SSAP 24 'Accounting for Pension Costs' for KGPP has been assessed in accordance with the advice of Mercer Human Resource Consulting Limited, using the projected unit method. For this purpose, the actuarial assumptions adopted are based upon investment growth of 5.4% per annum, pay growth of 4% per annum and increases to pensions in payment and deferred pensions of 2.5% per annum. The market value of the assets represented 107.5% of the value of the accrued benefits after allowing for expected future earnings increases. In deriving the pension costs under SSAP 24, the surplus is being spread over the future working lifetime of the employees.

Contributions over the year ended 31 March 2003 were paid by members at 3%, 4%, 4.5%, 5% or 6% of pensionable pay (depending on benefit category). The company contributed at 200% of members contributions during the accounting year in respect of the majority of members.

An accrual for unfunded benefits of £1.8m (2002: £1.6m) has been included in the group's accounts at 31 March 2003.

US pension schemes

Aquarion in the US operates a number of non contributory defined benefit retirement plans. The two principal retirement plans relate to Aquarion Company (acquired in 2000) and employees of the American Water Works companies acquired in April 2002. Aquarion also provides healthcare benefits for certain categories of employees.

The latest valuations of the US schemes were carried out at 31 December 2002. The market value of assets of the principal retirement plans was $56.3m and exceeded the benefit obligations (including those acquired during the year) at that date by $3.5m. The benefit obligation of the post retirement healthcare plans exceeded the market value of assets by $19.7m. The Aquarion pension assets and liabilities have been recorded at fair value on acquisition and full provision for the post retirement healthcare benefit obligations has been made in the group's accounts at 31 March 2003.

The group's total pension charge for the year was £11.2m (2002: £9.0m).

28 Pensions continued

The additional disclosures required by FRS 17 are set out below. A qualified independent actuary has updated the most recent valuations of the principal schemes to 31 March 2003. In calculating the liabilities at 31 March 2003, the following financial assumptions have been used:

Major assumptions	2003 UK %	2003 US %	2002 UK %	2002 US %
Inflation	2.5	–	2.8	–
Rate of increase in salaries	3.7	4.0	4.3	5.0
Rate of increase to pensions in payment and deferred pensions	2.5	–	2.8	–
Discount rate for scheme liabilities	5.4	6.3	6.0	7.3

The Aquarion retirement plan does not guarantee to increase pensions in payment and there is no pre-funding of pensions increases. Discretionary increases have been awarded in the past on an ad hoc basis. The rate of increase in healthcare costs in the US varies by year of projection with an ultimate rate of 5% from 2010.

The market values of the assets and the FRS 17 value of liabilities of KGPP and the principal US defined benefit plans at 31 March 2003, together with the expected long term rate of returns were as follows:

	2003			
	UK		US	
	Market value £m	Expected long term rate of return %	**Market value £m**	Expected long term rate of return %
Market value of assets				
Equities	**314.7**	7.25	**20.0**	7.75
Bonds	**69.8**	4.90	**16.9**	6.30
Other	**22.6**	4.50	**3.3**	5.00
	407.1		**40.2**	
Present value of scheme liabilities	**(566.9)**		**(57.4)**	
Pension deficit before deferred tax	**(159.8)**		**(17.2)**	
Deferred tax	**47.9**		**6.9**	
Net pension deficit	**(111.9)**		**(10.3)**	

	2002			
	UK		US	
	Market value £m	Expected long term rate of return %	Market value £m	Expected long term rate of return %
Market value of assets				
Equities	431.8	6.75	21.1	8.0
Bonds	81.9	5.70	11.2	7.3
Other	26.5	5.25	7.2	6.0
	540.2		39.5	
Present value of scheme liabilities	(515.0)		(36.7)	
Pension asset before deferred tax	25.2		2.8	
Deferred tax	(7.6)		(1.1)	
Net pension asset	17.6		1.7	

FRS 17 requires that the pension schemes are valued using market conditions at the company's year end. This produces a volatile figure for any surplus or deficit as it is largely dependent on the levels of stock markets on one particular date. The group's pension liabilities are funded on a long term basis based on the periodic actuarial reviews rather than the FRS 17 disclosures.

Analysis of the amounts that would be charged to the profit and loss account in accordance with FRS 17:

	2003 UK £m	2003 US £m
Analysis of amount that would be charged to operating costs:		
Current service cost	9.0	1.2
Past service cost	1.8	-
Total charge	10.8	1.2
Analysis of amount that would be credited to other finance income:		
Expected return on pension scheme assets	35.2	3.1
Interest on pension scheme liabilities	(30.8)	(3.4)
Net return	4.4	(0.3)
Amounts charged to the profit and loss account before taxation	**6.4**	**1.5**
Analysis of amounts that would be recognised in statement of total recognised gains and losses:		
Actual return less expected return on pension scheme assets	(162.9)	(7.0)
Experience gains and losses arising on the scheme's liabilities	-	-
Changes in assumptions underlying the present value of the scheme's liabilities	(23.5)	(5.3)
Actuarial loss recognised in the statement of total recognised gains and losses	**(186.4)**	**(12.3)**
Movement in deficit during the year:		
Surplus in scheme at beginning of year	25.2	2.8
Movement in year		
- acquisitions	-	(7.2)
- current service cost	(9.0)	(1.2)
- contributions	7.8	0.8
- past service cost	(1.8)	-
- other finance income	4.4	(0.3)
- actuarial loss	(186.4)	(12.3)
Exchange differences	-	0.2
	(159.8)	(17.2)
Related deferred tax asset - full provision basis (FRS 19)	47.9	6.9
Net pension deficit at end of year	**(111.9)**	**(10.3)**

History of experience gains and losses:

Difference between the expected and actual return on scheme assets		
Amount (£m)	(162.9)	(7.0)
Percentage of scheme assets	40.0%	19.6%
Experience gains and losses on scheme liabilities		
Amount (£m)	-	-
Percentage of the present value of scheme liabilities	-	-
Total amount recognised in the statement of total recognised gains and losses		
Amount (£m)	(186.4)	(12.3)
Percentage of the present value of scheme liabilities	32.9%	36.3%

If the amounts in the table above had been recognised in the financial statements the group's net assets and profit and loss account reserve at 31 March 2003 would be as follows:

	2003 Profit and loss account £m	2003 Net assets £m
Excluding net pension deficit	1,496.9	1,717.9
Net pension deficit under FRS 17	(122.2)	(122.2)
Net assets already recognised in accounts under SSAP 24 reversed (US)	(0.8)	(0.8)
Including net pension deficit	1,373.9	1,594.9

29 Employees

	Group 2003 Number	2002 Number
Average number of people employed		
Water services		
– UK regulated	**2,147**	2,103
– US operations	**490**	411
Other activities	**621**	650
	3,258	3,164

	£m	£m
Total employment costs		
Wages and salaries	**85.8**	79.9
Social security contributions	**6.5**	6.5
Other pension costs (see note 28)	**11.2**	9.0
	103.5	95.4

The emoluments, share options and LTIP interests of the directors are described in the Remuneration report on pages 33 to 37.

30 Related parties

Group companies have extended finance to Aberdeen Environmental Services (Holdings) Limited, on a proportionate basis with other principal shareholders. These loans are included in investments analysed in note 14.

	2003 £m	2002 £m
Aberdeen Environmental Services (Holdings) Limited	**3.3**	3.3

The loans carry market rates of interest. Total interest received on loans to associated undertakings and joint ventures was £0.5m (2002: £0.1m). There were no loans outstanding at 31 March 2003 between the group and Waste Recycling Group plc.

There were no other material transactions between the group and its associated undertakings during the year.

Group companies

Principal subsidiary companies	Country of incorporation	Class of shares in issue	Proportion of class of share held
Water services			
Yorkshire Water Services Limited*	England & Wales	Ordinary	100%
Aquarion Company	US	Ordinary	100%
Aquarion Water Company of Connecticut	US	Ordinary	100%
Aquarion Water Company of New York	US	Ordinary	100%
Aquarion Water Company of New Hampshire	US	Ordinary	100%
Aquarion Water Company of Massachusetts	US	Ordinary	100%
Other activities			
KeyLand Developments Limited*	England & Wales	Ordinary	100%
Loop Customer Management Limited*	England & Wales	Ordinary	100%
Grampian Wastewater Services Limited	Scotland	Ordinary	100%
Yorkshire Water Projects Limited*	England & Wales	Ordinary	100%
Holding and finance companies			
Yorkshire Water Services Finance Plc	England & Wales	Ordinary	100%
Featurepack Limited*	England & Wales	Ordinary	100%
Kelda Group Inc	US	Ordinary	100%
YW (Holdings) BV	Netherlands	Ordinary	100%

Principal associated undertakings and joint ventures	Country of incorporation	Class of shares in issue	Proportion of class of share held
Waste Recycling Group plc*	England & Wales	Ordinary	45.5%
Aberdeen Environmental Services (Holdings) Limited	Scotland	Ordinary 'A'	Nil
	Scotland	Ordinary 'B'	100%
	Scotland	Ordinary 'C'	Nil

* Shares held by parent company

Five year financial summary

		2003	2002	2001	2000	1999
Turnover: group and share of associates and joint ventures	£m	**838.1**	799.8	774.6	782.8	687.1
Water services						
- UK regulated	£m	**567.0**	559.8	542.1	624.0	580.7
- US operations	£m	**93.7**	70.5	77.7	17.0	–
Other activities	£m	**29.8**	28.5	61.4	75.2	90.7
Associates and joint ventures	£m	**147.6**	141.0	93.4	66.6	15.7
Operating profit: group and share of associates and joint ventures	£m	**277.1**	265.3	238.9	284.5	253.8
Water services						
- UK regulated	£m	**233.7**	225.5	214.8	271.5	250.5
- US operations	£m	**34.9**	28.2	27.1	6.1	–
Other activities	£m	**2.6**	(3.5)	(0.2)	5.1	7.9
Associates and joint ventures	£m	**11.8**	20.3	10.9	12.8	0.6
Unallocated costs	£m	**(5.9)**	(5.2)	(13.7)	(11.0)	(5.2)
Profit before taxation and exceptional items	£m	**175.2**	162.7	152.3	237.4	209.5
Profit before taxation	£m	**164.3**	197.1	156.4	222.1	221.0
Earnings per share	p	**32.7**	39.3	31.7	54.4	55.4
Adjusted earnings per share (excluding deferred tax)	p	**42.4**	39.1	34.7	58.0	52.6
Dividend per share – interim	p	**7.86**	7.70	7.50	7.30	6.75
– final	p	**18.19**	17.80	17.30	16.85	15.60

		2003	2002	2001	2000	1999
Assets employed						
Fixed assets	£m	**3,988.6**	3,661.9	3,517.6	3,437.1	2,667.0
Net current liabilities, long term creditors and provisions	£m	**(550.3)**	(534.9)	(484.1)	(326.2)	(207.7)
	£m	**3,438.3**	3,127.0	3,033.5	3,110.9	2,459.3
Financed by						
Shareholders' funds	£m	**1,717.3**	1,690.5	1,638.9	1,698.0	1,576.4
Minority interests	£m	**0.6**	–	(0.5)	0.1	0.1
Net debt	£m	**1,720.4**	1,436.5	1,395.1	1,412.8	882.8
	£m	**3,438.3**	3,127.0	3,033.5	3,110.9	2,459.3

The figures for 2001 have been restated to reflect the adoption of deferred tax in accordance with FRS 19 which was implemented from 2002. Figures prior to 2001 have not been restated.

		2003	2002	2001	2000	1999
Yorkshire Water regulated investment programme						
Capital expenditure	£m	**263.3**	270.2	226.8	381.9	322.7
Infrastructure renewals	£m	**56.2**	54.5	38.7	70.5	60.1
	£m	**319.5**	324.7	265.5	452.4	382.8
Employees (average number)						
Water services						
- UK regulated	No.	**2,147**	2,103	2,108	2,884	3,008
- US operations	No.	**490**	411	396	99	–
Other activities	No.	**621**	650	1,542	1,330	1,201
Group total	No.	**3,258**	3,164	4,046	4,313	4,209

Regulatory accounts

The regulatory accounting information of Yorkshire Water Services Limited for the year ended 31 March 2003 published in accordance with Condition F of the Instrument of Appointment, can be obtained free of charge by writing to the Company Secretary, Western House, Halifax Road, Bradford BD6 2SZ.

General information

Financial calendar

Announcement of results	5 June 2003
Annual general meeting	31 July 2003
Ex dividend date	27 August 2003
Record date	29 August 2003
Final dividend payment date	1 October 2003

Payment of dividends to mandated accounts

Shareholders who do not currently have their dividends paid directly to a bank or building society account and who wish to do so should complete a mandate form obtainable from the registrar. Tax vouchers are sent to the shareholder's registered address under this arrangement unless requested otherwise.

Annual Report on cassette tape/disk

For the benefit of blind and partially sighted shareholders the text of the annual report 2003 is available on audio cassette tape and disk, free of charge from the shareholder information office. Anyone knowing a shareholder who could benefit from this service is asked to draw it to their attention.

Analysis of ordinary shareholders at 31 March 2003 by size of account and category

	Number of holders	Number of shares held	% of total shares
1 - 100	4,885	121,661	0.03
101 - 1,000	31,433	15,451,002	3.93
1,001 - 10,000	16,841	35,285,083	8.98
10,001 - 100,000	674	22,029,191	5.61
100,001 - 1,000,000	300	94,956,207	24.16
1,000,001+	66	225,140,173	57.29
	54,199	392,983,317	100.00

	Number of holders	Number of shares held	% of total shares
Individuals	50,108	51,428,033	13.09
Nominee company	3,792	328,304,444	83.54
Insurance company	9	4,705,012	1.20
Pension fund	104	6,843,723	1.74
Other corporate body	186	1,702,105	0.43
	54,199	392,983,317	100.00

Share price information

The latest Kelda Group plc share price is available at **www.keldagroup.com** Ceefax, Teletext and also on the FT CityLine, telephone 0906 003 5492 (calls charged at 60p per minute).

Information on gifting your shares

To transfer your shares to another member of your family as a gift, please ask the company's registrar for a gift transfer form. The completed transfer form and relevant share certificate(s) should be returned to the registrar to record the change in ownership.

The company supports a scheme whereby shareholders with small holdings of shares, whose value makes them uneconomic to sell, can donate them to Wateraid. Details can be obtained from the shareholder information office. Further information about Wateraid is available at **www.wateraid.org.uk**

Contact details

Secretary and registered office
Philip Hudson
Kelda Group plc
Western House
Halifax Road
Bradford
BD6 2SZ
Telephone: 01274 600 111

Registrar
Northern Registrars Limited
Northern House
Woodsome Park
Fenay Bridge
Huddersfield
HD8 0LA
Telephone: 01484 600 900
Fax: 01484 600 911
www.northernregistrars.co.uk

Auditors
Ernst & Young LLP
PO Box 61
Cloth Hall Court
14 King Street
Leeds
LS1 2JN

Principal bankers
National Westminster Bank plc
City Office
Park Row
Leeds
LS1 2QS

Financial advisers
Greenhill & Co
Regent Gate
56-58 Conduit Street
London
W1S 2YZ

Joint stockbrokers
UBS Warburg
1/2 Finsbury Avenue
London
EC2M 2PP

Cazenove & Co. Ltd
20 Moorgate
London
EC2R 6DA

Shareholder information office
Freephone: 0800 919 303

Website addresses
www.keldagroup.com
www.yorkshirewater.com
www.aquarion.com
www.loop.co.uk

Water supply and general enquiries
Customer helpline: 0845 1 24 24 24

Waste water enquiries
Customer helpline: 0845 1 24 24 29

Billing enquiries
Customer helpline: 0845 1 24 24 20

Kelda Group plc

Bradford BD6 2SZ

www.keldagroup.com